04045931

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chitaly Holdings Limited

*CURRENT ADDRESS Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

FILE NO. 82- 34829 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[X]
12G32BR (REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A (PROXY)	[ ]		

OICF/BY: [signature]

DAT : 11-1-04

82-34829



ARLS
12-31-02

Annual Report 2002

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

CONTENTS

DIRECTORS

Executive Director
Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi
Miss Lam Ning, Joanna

Independent Non-Executive Director
Mr. Tsao Kwang Yung, Peter
Mr. Ma Gary Ming Fai

AUDIT COMMITTEE

Mr. Tsao Kwang Yung, Peter
Mr. Ma Gary Ming Fai

COMPANY SECRETARY

Mr. Chan Wing Kit, AHKSA

AUDITORS

Ernst & Young

SOLICITORS

Kwok & Yih

PRINCIPAL BANKER

Bank of China

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Tengis limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road,
Wanchai
Hong Kong

REGISTERED OFFICE

Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Units 2 & 3
18/F Metropole Square
2 On Yiu Street
Shatin
Hong Kong

FINANCIAL RELATIONS CONSULTANT

Strategic Financial Relations Limited

STOCK CODE

1198

Turnover


(HK$'000)
250,000
200,000
150,000
100,000
50,000
0
164,758
26%
207,020
2001
2002

Profit Attributable to Shareholders


(HK$'000)
50,000
40,000
30,000
20,000
10,000
0
32,477
37%
44,514
2001
2002

Net Profit Margin


(%)
25
23
21
19
17
15
19.7
21.5
2001
2002

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of Chitaly Holdings Limited (the "Company") will be held at Tien Room, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 23rd May 2003 at 10:30 a.m. for the following purposes:

1. To receive and adopt the audited financial statements and the reports of the directors (the "Directors") and auditors for the year ended 31st December, 2002;

2. To declare a final dividend for the year ended 31st December, 2002;

3. To re-elect Directors and authorize the board of Directors (the "Board") to fix the Directors' remuneration; and

4. To re-appoint auditors of the Company and authorize the Board to fix their remuneration.

5. To consider and, if thought fit, pass the following resolution as Ordinary Resolution:-

ORDINARY RESOLUTION

"THAT:-

(a) subject to paragraph (c) below and pursuant to the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors during the Relevant Period (as defined below) to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined below); (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights of the Company; or (iv) an issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any of the warrants or securities of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Company in the general meeting.

"Rights Issue" means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to the holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

By Order of the Board of
CHITALY HOLDINGS LIMITED
Chan Wing Kit
Company Secretary

Hong Kong, 28th April 2003

Head office and principal place of business:
Units 2 & 3, 18/F
Metropole Square
2 On Yu Street
Shatin
New Territories

Notes:

(1) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy needs not be a member of the Company.

(2) To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited with the Company's branch registrars and registration office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding this Meeting or any adjournment thereof.

(3) Delivery of an instrument appointing a proxy should not preclude a member from attending and voting in person at the meeting and in such event, the instrument appointing a proxy shall be deemed to be revoked.

(4) The register of members will be closed from Tuesday, 20th May 2003 to Friday, 23rd May 2003 (both dates inclusive) during which period no transfer of shares can be registered. In order to qualify for the rights to attend and vote Meeting and for the final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's branch registrar and transfer office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later that 4:30 p.m. Monday, 19th May 2003.

(5) Concerning the ordinary resolution of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors have no immediate plans to issue any new shares of the Company.

Dear Shareholders,

I am pleased to announce our annual results following the Company's listing on the Main Board of The Stock Exchange of Hong Kong Limited in May 2002. During the year, the Group has recorded remarkable growth in our business with turnover and net profit increased 26% and 37% respectively. We are highly encouraged to be able to set record levels of turnover and profits. We are confident that the listing status will continue to serve as a strong growth impetus for the Group, allowing us to ride on the escalating trend of the home furniture business in China.

China is one of the biggest furniture production countries in the world with over 5,000 manufacturers. According to market statistics, the turnover of China's furniture industry was USD19.95 billion in 2002 with an increase of 17.8% over 2001. At the same time, China has become the second largest furniture export country in the world with export volume increased 36% to USD5.42 billion in 2002. Currently, medium to high-end furniture contribute about 10% to 20% of sales to the national furniture market. Based on our past business performance, our market share in this particular segment was approximately 1%, meaning there is huge room for expansion for the Group. With the country going through rapid economic development in recent years, prompting the allocation of more land for development of commercial and residential property, we are looking at tremendous growth in market demand for household furniture, home furnishing as well as home decorative accessories.

Having successfully established a strong reputation in the medium to high-end furniture market in China, we remain committed to producing top quality fashionable furniture under the Group's brand names of "Royal" and "Knight". We are excited to report that with our strong market position, we have been able to sustain our leading position in the medium to high-end segment and achieve relatively higher margins than our competitors. To maintain our competitive edge, we will also continue to patent our designs to protect our intellectual rights and uphold our product image. At the same time, we have started to adopt a series of aggressive marketing strategies to increase our market share and competitiveness. During the year, we participated in major furniture exhibitions in China and held seminars to promote our products and extend our reach to potential distributors. As a result, we have added new distributors and extended our distribution network which now covers 29 provinces in China.

Besides enhancing our distribution network, the prosperity of the furniture industry in China has urged us to enlarge our production capacity. To cope with growing demands, we have spent approximately HK$9 million from the funds raised during our IPO last year to establish a new production facility in Guangzhou in October 2002. This investment has not only increased our annual production volume by 20% but also facilitated the achievement of optimal production efficiencies and quality control in our production. Through increasing our production capacities cautiously, we are poised to capture any rising opportunities as market demands grow.

Looking ahead, I believe the winning of the right to host the Olympic Games 2008 by Beijing and World Expo 2010 by Shanghai will bolster the development of both the construction and furniture industry in China in the coming years. Having a huge population reaching 1.3 billion and a steady annual GDP growth of 7%, continuous growth of the domestic furniture market is expected.

I am also pleased to announce that we have introduced reputable institutional investor, Value Partners Ltd. ("Value Partners") in March 2003. Our existing substantial shareholders achieved this by placing 8 million shares to Value Partners, whereas, an additional 2 million shares were placed to an independent third party at the same period. The introduction of strategic investor demonstrates the recognition and strong support from the investment community as well as their confidence on our business prospects. Despite our relatively small market capitalization at the moment, it is encouraging to achieve the goal in attracting strategic investor without diluting minority shareholders' interest. It is our first step towards enriching our shareholder base.

With strategic marketing plans, promising results and innovative product development, we are optimistic about our future in China's furniture market. We are committed to attaining better performance and enhancing future returns for our shareholders.

APPRECIATION

First of all, I would like to thank our business associates, distributors and customers for their loyalty and support to Chitaly. I would also like to thank our management team and our staff for their significant contributions during the year. Last but not least, my heartfelt appreciation also goes to all our fellow shareholders and institutional investors for their continued support and confidence in the Group.

Tse Kam Pang
Chairman

Hong Kong, 28 April 2003

DIVIDEND

The Board of Directors recommends a payment of a final dividend of HK8.0 cents per share for the year ended 31 December 2002. Together with the interim dividend of HK2.5 cents per share, the total dividend for the year ended 31 December 2002 is HK10.5 cents per share.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group reported record levels of turnover and profits for the year under review. Turnover rose 26% to HK$207.0 million compared with HK$164.8 million in 2001. Net profit attributable to shareholders amounted to HK$44.5 million, representing an increase of 37% over HK$32.5 million in 2001. During the year, the Group undertook stringent cost control measures, improving net profit margin in 2002 to 21.5% against 19.7% in 2001.

The Group designs, manufactures and sells a wide range of home furniture under the registered brand names of "Royal" and "Knight", targeting the medium to high-end home furniture market in China. To catch up with rising living standards and consumer expectation on quality, the Group has remained its commitment to improve its design concepts and capability. The Group's product development team consisted of experienced designers who work closely with the sales and marketing team to keep abreast of the latest market trends. During the year, the Group launched a new furniture series, the "Black Walnut", which was well accepted by the market. Besides "Black Walnut", the Group also had two other series on sale in market which were "Knight (Youngster)" and "Ebony".

While developing new products is important in maintaining the Group's leading market position, efforts in obtaining product design patents to prevent piracy also serves to protect the Group's intellectual rights, allowing it to establish a premium brand status in the industry. Responding to the growing awareness of environmental protection among consumers and also to stay globally competitive, the Group will continue to develop new furniture pieces with environmentally friendly and inflammable features.

To increase market penetration, the Group has adopted an efficient franchise system to distribute its products in China. It is the first mainland furniture manufacturer to distribute products through a franchise system in the country. The Group will review the management experience, industry know-how and financial status of potential franchisees before they are granted the rights to open specialty outlets under the brands "Royal Furniture" and "Knight Furniture". For each of the two brands, only one license will be granted to a franchisee in each city so as to avoid competition among franchisees within the same region. The franchise operation has been successful in allowing the Group to expand its distribution network faster and at lower risk and costs.

Geographically, sales to the Central and Eastern regions in China recorded the fastest growth of 58% and 54% respectively in 2002. The two regions are now the most affluent areas in China and the provinces therein with fast growing rates include Jiangsu, Zhejiang, Shandong, Hubei, Hunan and Jiangxi.

To reach the sparsely located population in the country, the Group proactively participated in a number of major international exhibitions and trade shows during the year to increase its exposure to local distributors. It also held seminars for potential distributors in new markets in different provinces to promote its wide range of products and strengths. These marketing efforts have proven successful by the increase of 148 specialty outlets during the year. As at 31 December 2002, the Group had 370 specialty outlets in China.

Besides expanding its distribution network, the Group has also moved forward to enhance its production efficiencies and cost effectiveness. The increasing orders received has prompted it to commence the operation of a new production facility in Guangzhou in October 2002. The new facility with a total floor area of 8,000 sq.m. enabled the Group to increase its overall production volume by 20% with a maximal production capacity of 7,500 sets of furniture per month. Realizing that the brand names are its important assets, the Group is committed to maintaining and upgrading the quality of its products. By adopting stringent quality control measures, the Group is proud to maintain producing quality products, bringing it closer to the goal of producing perfect products. With these improvements, the Group has been able to attain optimal cost efficiency and heighten net profit margins.

PROSPECTS

With the funds raised from the listing, the Group will continue to strategically expand its distribution network in China and strengthen its product development capabilities. Despite the uncertainties assailing the global economy, with the continuous growth of consumer spending and the property sector in China, the Group remains highly confident of the outlook of the furniture industry in the country.

According to the Ministry of Construction, China will have a total urban population of 630 million and an urbanization rate of 45% by 2010. As the development of commercial and residential buildings speeds up in major cities in China in the next few years, the demands for furniture and other related accessories are also expected to escalate.

On the other hand, the Group's competitive edge is further boosted by the newly established facility in Guangzhou. Its production now enjoys higher flexibility and scalability. With strong financial support and profound experience, the Group will be able to increase its production capacity to cater for the fast growing market demands. The Group will also continue to implement stringent cost control measures to further improve its profitability.

In March this year, the Group participated in the 2003 China International Furniture Fair (Guangzhou) and the 2003 China (Dongguan) International Famous Furniture Exhibition. The Group also announced the appointment of celebrity Ms Rosmund Kwan as its spokesperson. The Group believes the marketing strategy will effectively upgrade its corporate image and stimulate sales at the same time.

The encouraging sales performance in the first quarter of 2003 and the positive customer responses after the Guangzhou trade fair have led the Group to believe that it will continue to experience dynamic growth. The Group targets to expand its distribution network to 1,000 specialty outlets by the end of 2005.

To expand its operations and enhance management, the Group will cautiously consider collaboration with overseas business partners. The Group will only pursue strategic transactions that will create synergies in the Group's operations and facilitate its achievement of business objectives.

Moving forward, armed with extensive experience, innovative products and aggressive marketing plans, the Group is confident that it will successfully execute its development strategies to capture emerging opportunities in the furniture market in China.

DIRECTORS

Executive Directors

Mr. TSE Kam Pang, aged 48, is the chairman of the Company. He founded the Group in 1997 and is responsible for the overall strategic planning and formulation of corporate policies of the Group. Prior to the founding of the Group, Mr. Tse previously held the position of the Deputy Managing Director in a public listed company in Hong Kong. Mr. Tse has over 13 years of experience in the international trade and China trade business. Mr. Tse is also a fellow member of the Hong Kong Society of Accountants.

Mr. LAM Toi, aged 40, is the deputy chairman and chief executive officer of the Company and co-founder of the Group. Mr. Lam is responsible for overall strategic planning, sales and distribution operations as well as business and product development of the Group. Before founding the Group, Mr. Lam has over 15 years of experience in China trade and furniture business. Mr. Lam is presently the vice-chairman of the Guangzhou Furniture Association, and executive director of the China Furniture Association, a committee member of International Furniture and Decoration (Hong Kong) Association, permanent president of Hong Kong Furniture and Decoration Trade Association Limited and a visiting professor of Furniture Design at (中南林學院建築工程學院). Mr. Lam is the elder brother of Miss Lam Ning, Joanna, an executive Director.

Miss LAM Ning, Joanna, aged 31, is an executive director of the Group. Miss Lam is responsible for the procurement and daily operation of the Group. Miss Lam has over 10 years of accounting and management experience. Miss Lam joined the Group in 1998 as Financial Manager, and was appointed as a director in a company within the Group in 1999. Miss Lam is the younger sister of Mr. Lam Toi.

Independent non-executive Directors

Mr. TSAO Kwang Yung, Peter, aged 69, the former Secretary for Home Affairs of the Government of Hong Kong. In 1977, Mr. Tsao appointed as the special envoy to Geneva and became the head of the Trade and Industry Department in 1981. In 1983, Mr. Tsao headed the Government Information Services and in 1988 he was appointed as the Secretary for Home Affairs from which post he retired in February 1992. He is currently the Chairman of Prima Consultants Limited and a director of a number of companies in Hong Kong.

Mr. MA Gary Ming Fai, aged 38, is the founder or early investor in a number of technology projects both in the PRC and Hong Kong, is a member of the Institute of Chartered Accountants of Ontario in Canada and has worked for several years with an international accounting firm. Mr. Ma received his bachelor of commerce degree from the University of Calgary, Canada in 1985. He is the Chairman of Xteam Software International Limited, a company listed on the Growth Enterprise Market on the Stock Exchange.

SENIOR MANAGEMENT

Mr. CHAN Wing Kit, aged 31, is the financial controller of the Group and company secretary of the Company. He is responsible for the Group's financial management and company secretarial matters. He holds a bachelor of commerce degree from Monash University. Prior to joining the Group in October 2001, he worked as an auditor with Nelson Wheeler and Ernst & Young and has over five years of experience in auditing, accounting and financial work. He is an associate member of the Hong Kong Society of Accountants and a certified practising accountant of CPA Australia.

Mr. ZENG Le Jin, aged 31, is the manager of the internal audit department of the Group. He joined the Group in May 1999. He is responsible for the internal audit and overall system assurance of the Group. He has eight years of experience in enterprise management. He holds a bachelor degree of metropolitan economy and management majoring in statistic from Guangdong Business College.

Mr. NG Yuen Shing, aged 29, is the manager of the general administration department and joined the Group in 1999. He is responsible for general administration, personnel affair and backup services. He graduated from Southwest Agricultural University majoring in accounting and auditing. He has several years of experience in corporate administration.

The directors of Chitaly Holdings Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2002.

GROUP REORGANISATION

The Company was incorporated in the Cayman Islands on 8 November 2001 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company acquired Chitaly (BVI) Limited, the then holding company of the subsidiaries, and became the holding company of the Group on 15 December 2001 (the "Group Reorganisation"). Further details of the Group Reorganisation, together with details of the subsidiaries acquired pursuant thereto, are set out in notes 1, 21, 22 and 23 to the financial statements and in the Company's prospectus dated 2 May 2002 (the "Prospectus").

The Company completed its initial public offering on 15 May 2002 and the shares of the Company were listed on the Stock Exchange on the same date.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the subsidiaries are set out in note 21 to the financial statements. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2002 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 21 to 50.

On 2 April 2002, a special dividend of HK$10 million was declared and subsequently paid by a subsidiary of the Company to the shareholders of the Company whose names appeared on the register of members on 2 April 2002. An interim dividend of HK2.5 cents per ordinary share was proposed by the Company, approved at the annual general meeting in September 2002, and paid on 10 October 2002. The directors recommend the payment of a final dividend of HK8.0 cents per ordinary share in respect of the year, to shareholders on the register of members on 23 May 2003. The recommendation has been incorporated in the financial statements as an allocation of retained profits within the capital and reserves section of the balance sheet.

USE OF PROCEEDS FROM THE COMPANY'S INITIAL PUBLIC OFFERING

Upon the listing of the Company's shares on the Stock Exchange on 15 May 2002 (note 22 to the financial statements), the net proceeds were approximately HK$32 million. As at 31 December 2002, HK$2 million, HK$7 million and HK$5 million were utilised for the construction of a new factory building, for the purchase of machinery and equipment, and for marketing and promotional activities, respectively. The remaining proceeds are deposited in financial institutions and licensed banks in Hong Kong.

SUMMARY FINANCIAL INFORMATION

The following is a summary of the consolidated/combined financial results and consolidated/combined assets and liabilities of the Group for the last four financial years, prepared on the basis set out in note 4:

	Year ended 31 December			
	2002	2001	2000	1999
	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS				
Turnover	**207,020**	164,758	143,669	102,823
Profit before tax	**51,252**	37,615	31,326	27,918
Tax	**(6,738)**	(5,138)	(4,715)	(3,475)
Net profit from ordinary activities attributable to shareholders	**44,514**	32,477	26,611	24,443

	31 December			
	2002	2001	2000	1999
	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS AND LIABILITIES				
Non-current assets	**75,662**	45,319	42,642	20,180
Current assets	**118,931**	53,536	32,793	33,347
Current liabilities	**(61,571)**	(53,525)	(40,542)	(30,245)
Non-current liabilities	**–**	–	(3,440)	(3,440)
Net assets	**133,022**	45,330	31,453	19,842

Notes:

1. The summary of the published combined results of the Group for each of the three years ended 31 December 1999, 2000 and 2001 was extracted from the Prospectus. Such summary was prepared as if the current Group structure had been in existence throughout these financial years. The consolidated results of the Group for the year ended 31 December 2002 are those set out on page 21 of this annual report of which the basis of presentation is detailed in note 4 to the financial statements.

2. The summary of the combined assets and liabilities as at 31 December 1999, 2000 and 2001 was extracted from the Prospectus. Such summary was prepared on the same basis as detailed in note 1 above. The consolidated assets and liabilities as at 31 December 2002 are those set out on page 22 of this annual report.

FIXED ASSETS

Details of movements in the fixed assets of the Group for the year ended 31 December 2002 are set out in note 15 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options for the year ended 31 December 2002, together with the reasons therefor, and details of the Company's share option scheme are set out in note 22 to the financial statements.

RESERVES

Details of movement of reserves of the Company and the Group during the year are set out in note 23 to the financial statements.

DISTRIBUTABLE RESERVES

As at 31 December 2002, the Company's reserves available for distribution, calculated in accordance with the Companies Law (2001 Second Revision) of the Cayman Islands, amounted to HK$52,657,000. The distributable reserves include the Company's share premium and contributed surplus, in total of HK$54,192,000 at 31 December 2002, which may be distributed provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of Cayman Islands, being the jurisdiction in which the Company was incorporated, which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

The Company's shares were listed on the Stock Exchange on 15 May 2002. Neither the Company, nor any of its subsidiaries, redeemed or sold any of the Company's listed securities during the year and up to the date of this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for approximately 21% of the Group's turnover for the year, and sales to the Group's largest customer included therein amounted to 6% of the Group's turnover for the year. Purchases from the Group's five largest suppliers accounted for approximately 48% of the total purchases for the year, and purchases from the Group's largest supplier included therein amounted to 17% of the Group's purchases for the year.

None of the directors or any shareholders (which, to the best knowledge of the directors, owns more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and/or suppliers.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Tse Kam Pang

Lam Toi

Lam Ning, Joanna

Independent non-executive directors:

Tsao Kwang Yung, Peter

Ma Gary Ming Fai

All the directors of the Company are subject to retirement by rotation and re-election in accordance with the provision of the Company's articles of association.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 10 to 11 of this annual report.

DIRECTORS' SERVICE CONTRACTS

Each of the executive directors has entered into a service agreement with the Company for an initial term of two years commencing from 1 May 2002, which will continue thereafter until terminated by not less than two months' notice in writing served by either party on the other.

Each of the independent non-executive directors has entered into a service contract with the Company for an initial term of two years commencing from 26 April 2002.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Saved as disclosed in note 8 to the financial statements, no director had a significant beneficial interest, either direct or indirect, in any contracts of significance to the business of the Group to which the Company or any of its subsidiaries was a party during or at the end of the year.

DIRECTORS' INTERESTS IN SHARES

The shares of the Company were listed on the Stock Exchange on 15 May 2002. At the date of this report, the beneficial interests (including interests and short positions in the shares of the Company or underlying shares and debentures) of the directors, the chief executive or their associates in the share capital of the Company or its associated corporations (within the meaning of Part XV of Securities and Futures Ordinance (Cap. 571) (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, were as follows:

Name	Notes	Nature of interest	Number of issued ordinary shares of HK$0.1 each held in the Company	Percentage of total issued shares
Tse Kam Pang	(a)	Corporate	81,250,000	34.9%
Lam Toi	(b)	Corporate	81,250,000	34.9%
Lam Ning, Joanna		Personal	2,300,000	1%
			164,800,000	70.8%

Notes:

(a) The 81,250,000 shares are held by Crisana International Inc. ("Crisana"), a company incorporated in the British Virgin Islands. As at 31 December 2002, Mr. Tse Kam Pang held 100% of the issued share capital of Crisana.

(b) The 81,250,000 shares are held by Silver Wave Holdings Limited ("Silver Wave"), a company incorporated in the British Virgin Islands. As at 31 December 2002, Mr. Lam Toi held 100% of the issued share capital of Silver Wave.

Saved as disclosed above, none of the directors or their associates had any personal, family, corporate or other interests in the ordinary shares of the Company or any of its associated corporations, as defined in the SFO.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Saved as disclosed under the headings "Directors' interests in shares" above and "Share option scheme" below, at no time during the year were rights to acquire benefits by means of the acquisition of shares in the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company, or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultants of any company in the Group to acquire options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

SHARE OPTION SCHEME (Continued)

The maximum number of shares in respect of which options may be granted under the Scheme and under any other share option scheme of the Company pursuant to which options may from time to time be granted to directors, consultants, and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding, for this purpose, shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under this scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors, provided that the shares to be issued upon exercise of all outstanding options do not exceed 30% of the relevant class of securities in issue from time to time.

No option may be granted to any one person such that the total number of shares issued and to be issued upon the exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

An option may be exercised in accordance with the terms of the Scheme at any time during the option period (and not more than ten years after the date of grant). The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate vesting of fixed-term options in the event that certain performance targets are met.

The subscription price for the Company's shares under the Scheme will be a price determined by the board of directors and notified to each grantee. The subscription price will be the highest of: (i) the nominal value of a share; and (ii) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, which must be a trading day; and (iii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of grant. An option shall be deemed to have been granted and accepted by an eligible participant (as defined in the Scheme) and to have taken effect when the acceptance form as described in the share option scheme is completed, signed and returned by the grantee with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant.

As at 31 December 2002, the number of shares issuable under share options granted under the Scheme was 7,300,000, which represented 3% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options may be granted to each eligible participant in the Scheme within any 12-month period up to the date of latest grant, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to the shareholders' approval in a general meeting.

SHARE OPTION SCHEME (Continued)

The following share options granted under the Scheme during the year for a consideration of HK$1.00 per grant are set out below:

Name of directors	At the beginning of the year	Granted during the year	At the end of the year	Date of grant of share options	Exercise price per share (HK$)	Exercisable period	Price of Company's shares at grant date of options (HK$)
Tse Kam Pang	–	2,300,000	2,300,000	17/9/2002	HK$0.73	1/1/2003 to 31/12/2005	HK$0.72
Lam Toi	–	2,300,000	2,300,000	17/9/2002	HK$0.73	1/1/2003 to 31/12/2005	HK$0.72
Lam Ning, Joanna	–	2,300,000	2,300,000	17/9/2002	HK$0.73	1/1/2003 to 31/12/2005	HK$0.72
One member of senior management and an employee	–	400,000	400,000	17/9/2002	HK$0.73	1/1/2003 to 31/12/2005	HK$0.72
In aggregate	–	7,300,000	7,300,000				

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

The directors do not consider it appropriate to disclose a theoretical value of the share options granted during the year to the directors, and one member of senior management and an employee of the Group, because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

Apart from the foregoing, at no time during the year ended 31 December 2002 was the Company, or any of its subsidiaries, a party to any arrangement to enable the directors or any of their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the following interests or short position in the shares of the Company or underlying shares of 5% or more in the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Number of shares held	Percentage of holding
Crisana	86,250,000	37.5%
Silver Wave	86,250,000	37.5%

SUBSTANTIAL SHAREHOLDERS (Continued)

Saved as disclosed above, no person or corporation had any interest in the share capital of the Company as recorded in the register required to be kept under Section 336 of the SFO as having an interest or short position in the shares of the Company or underlying shares of 5% or more in the issued share capital of the Company.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 27 to the financial statements.

CODE OF BEST PRACTICE

In the opinion of the directors, following the listing of the Company's shares on the Stock Exchange on 15 May 2002, the Company has complied with the Code of Best Practice (the "Code"), as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report except that the non-executive directors of the Company are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's articles of association.

AUDIT COMMITTEE

The Company established an audit committee (the "Committee") on 1 May 2002 with written terms of reference in compliance with the Code, as set out in Appendix 14 of the Listing Rules. The primary duties of the Committee are to review and supervise the financial reporting process and internal controls system of the Group. The Committee comprises two independent non-executive directors. The Group's financial statements for the year ended 31 December 2002 have been reviewed by the members of the Committee, who are of the opinion that such statements comply with applicable accounting standards, the Listing Rules and legal requirements and that adequate disclosures have been made therein.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2002, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company as far as the board of directors was aware of.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Tse Kam Pang
Chairman and Executive Director

Hong Kong
28 April 2003

ERNST & YOUNG
安永會計師事務所

To the members
Chitaly Holdings Limited
(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 21 to 50 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong
28 April 2003

Year ended 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
TURNOVER	6	**207,020**	164,758
Cost of sales		**(133,847)**	(101,892)
Gross profit		**73,173**	62,866
Other revenue	6	**5,936**	669
Selling and distribution costs		**(6,818)**	(5,345)
Administrative expenses		**(20,529)**	(19,805)
Other operating expenses		**(428)**	(668)
PROFIT FROM OPERATING ACTIVITIES	7	**51,334**	37,717
Finance costs	10	**(82)**	(102)
PROFIT BEFORE TAX		**51,252**	37,615
Tax	11	**(6,738)**	(5,138)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**44,514**	32,477
DIVIDENDS	13		
Special		**10,000**	18,600
Interim		**5,750**	–
Proposed final		**18,616**	–
		34,366	18,600
EARNINGS PER SHARE			
Basic	14	**20.69 cents**	17.12 cents

31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
NON-CURRENT ASSETS			
Fixed assets	15	**75,662**	45,319
CURRENT ASSETS			
Inventories	17	**23,431**	23,389
Accounts receivable	18	**5,164**	5,943
Prepayments, deposits and other receivables		**2,498**	5,544
Due from directors	16	**–**	6,894
Cash and bank balances		**87,838**	11,766
		118,931	53,536
CURRENT LIABILITIES			
Interest-bearing bank borrowings	19	**–**	3,738
Accounts payable	20	**21,684**	19,597
Other payables and accruals		**18,442**	15,483
Tax payable		**21,445**	14,707
		61,571	53,525
NET CURRENT ASSETS		**57,360**	11
TOTAL ASSETS LESS CURRENT LIABILITIES		**133,022**	45,330
		133,022	45,330
CAPITAL AND RESERVES			
Issued capital	22	**23,000**	–
Reserves	23	**91,406**	45,330
Proposed final dividend	13	**18,616**	–
		133,022	45,330

Tse Kam Pang
Director

Lam Toi
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
TOTAL EQUITY			
Balance at beginning of year		**45,330**	31,453
Exchange differences on translation of the financial statements of a foreign entity	23	**367**	–
Surplus on revaluation of leasehold land and buildings	23	**26,513**	–
Net gains and losses not recognised in the consolidated profit and loss account		**26,880**	–
Net profit from ordinary activities attributable to shareholders		**44,514**	32,477
Dividend paid on ordinary shares	23	**(5,750)**	–
Special dividend	23	**(10,000)**	(18,600)
Issue of shares, including share premium		**40,450**	–
Share issue expenses		**(8,402)**	–
Balance at end of year		**133,022**	45,330

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2002

	Note	2002 HK$'000	2001 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**51,252**	37,615
Adjustments for:			
Depreciation of owned assets		**5,286**	4,016
Loss on disposal of fixed assets		**19**	238
Bad debts written off		**563**	–
Provision for inventory obsolescence		**–**	210
Foreign exchange losses, net		**367**	–
Interest income		**(629)**	(169)
Interest expense		**82**	102
Operating profit before working capital changes		**56,940**	42,012
Increase in inventories		**(42)**	(8,534)
Decrease/(increase) in accounts receivable		**216**	(563)
Decrease/(increase) in prepayments, deposits and other receivables		**3,046**	(2,894)
Decrease/(increase) in amounts due from directors		**6,894**	(9,664)
Increase in accounts payable		**2,087**	5,090
Increase in other payables and accruals		**2,959**	3,125
Cash generated from operations		**72,100**	28,572
Interest paid		**(82)**	(102)
Income taxes paid		**–**	–
Net cash inflow from operating activities		**72,018**	28,470
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets		**(9,284)**	(6,931)
Proceeds from disposal of fixed assets		**149**	–
Interest received		**629**	169
Net cash outflow from investing activities		**(8,506)**	(6,762)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of share capital		**40,450**	–
Share issue expenses paid		**(8,402)**	–
Dividends paid		**(15,750)**	(22,374)
New bank loans		**–**	3,738
Repayment of bank loans		**(3,738)**	–
Net cash inflow/(outflow) from financing activities		**12,560**	(18,636)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**76,072**	3,072
Cash and cash equivalents at beginning of year	24	**11,766**	8,694
Cash and cash equivalents at end of year	24	**87,838**	11,766

31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
NON-CURRENT ASSETS/(LIABILITIES)			
Interests in subsidiaries	21	**75,306**	(113)
CURRENT ASSETS			
Prepayments, deposits and other receivables		**4**	98
Cash and bank balances		**552**	–
		556	98
CURRENT LIABILITIES			
Other payables and accruals		**205**	–
NET CURRENT ASSETS		**351**	98
		75,657	(15)
CAPITAL AND RESERVES/(DEFICITS)			
Issued capital	22	**23,000**	–
Reserves/(deficits)	23	**34,041**	(15)
Proposed final dividend	13	**18,616**	–
		75,657	(15)

Tse Kam Pang
Director

Lam Toi
Director

1. Group Reorganisation

The Company was incorporated in the Cayman Islands on 8 November 2001 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Pursuant to a reorganisation scheme to rationalise the structure of the Group, in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong limited (the "Stock Exchange"), the Company acquired the entire issued share capital of Chitaly (BVI) Limited ("Chitaly BVI"), the then holding company of the subsidiaries and became the holding company of the Group on 15 December 2001 (the "Group Reorganisation"). Further details of the Group Reorganisation and of the subsidiaries acquired pursuant thereto are also set out in notes 21, 22 and 23, to the financial statements and in the Company's prospectus dated 2 May 2002.

2. Corporate Information

The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, the Cayman Islands.

The principal activity of the Company is investment holding. Details of the principal activities of the Company's subsidiaries are set out in note 21 to the financial statements. There were no significant changes in the nature of the subsidiaries' principal activities during the year.

3. Impact of New and Revised Statements of Standard Accounting Practice ("SSAPs")

The following recently-issued and revised SSAPs are effective for the first time for the current year's financial statements:

SSAP 1 (revised):	Presentation of financial statements
SSAP 11 (revised):	Foreign currency translation
SSAP 15 (revised):	Cash flow statements
SSAP 33:	Discontinuing operations
SSAP 34:	Employee benefits

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of those SSAPs which have had a significant effect on the financial statements are summarised as follows:

3. Impact of New and Revised Statements of Standard Accounting Practice ("SSAPs") (Continued)

SSAP 1 (revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SSAP is that a consolidated summary statement of changes in equity is now presented on page 23 of the financial statements in place of the consolidated statement of recognised gains and losses that was previously required.

SSAP 11 (revised) prescribes the basis for the translation of foreign currency transactions in the financial statements. The principal impact of the revision of this SSAP on the consolidated financial statements is that the profit and loss accounts of overseas subsidiaries are translated at weighted average exchange rates for the year, rather than translated at the applicable rates of exchange ruling at the balance sheet date as was previously the case. The SSAP has had no material impact on the financial statements.

SSAP 15 (revised) prescribes the revised format for the cash flow statement. The principal impact of the revision to this SSAP is that cash flows are now presented under three headings, that is, cash flows from operating, investing and financing activities, rather than the five headings previously required. The format of the cash flow statement set out on page 24 of the financial statements and the notes thereto have been revised in accordance with the new requirements. The cash flows of the Company's overseas subsidiaries are now translated using the exchange rates at the dates of the cash flows or, if applicable, at the weighted average exchange rates, whereas before, they were translated at the applicable rates of exchange ruling at the balance sheet date. The SSAP has had no material impact on the financial statements.

SSAP 33 prescribes the basis and criteria for segregating information about a major operation that an enterprise is discontinuing, from information about its continuing operations, together with the disclosure requirements. The SSAP has had no material impact on the financial statements.

SSAP 34 prescribes the recognition and measurement criteria for employee benefits, together with the required disclosures in respect thereof. The adoption of this SSAP has resulted in no change to the previously adopted accounting treatments for employee benefits. Additional disclosures are now required in respect of the Company's share option scheme, as detailed in note 22 to the financial statements. These disclosures are similar to those required by the Rules Governing the Listing of Securities on the Stock Exchange and which are now required to be included in the notes to the financial statements as a consequence of the SSAP.

4. Basis of Presentation and Summary of Significant Accounting Policies

Basis of preparation

These financial statements have been prepared in accordance with SSAPs, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of leasehold land and buildings, as further explained below.

Basis of presentation and consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2002. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The Group Reorganisation, which was completed on 15 December 2001, involved companies under common control. The consolidated financial statements for the year ended 31 December 2001 have been prepared using the merger basis of accounting as a result of the Group Reorganisation. Under this basis, the Company has been treated as the holding company of its subsidiaries for the financial years presented rather than from the date of acquisition of the subsidiaries. Accordingly, the consolidated results of the Group for the year ended 31 December 2001 include the results of the Company and its subsidiaries with effect from 1 January 2001 or since their respective dates of incorporation/establishment, where this is a shorter period.

In the opinion of the directors, the consolidated financial statements prepared on the above basis present more fairly the results and the state of affairs of the Group as a whole.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

4. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Impairment of assets (Continued)

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for the revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Changes in the values of fixed assets are dealt with as movements in the fixed asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the revaluation reserve realised in respect of previous valuations is transferred to retained earnings as a movement in reserves.

Depreciation is calculated on the straight-line method to write off the cost or valuation of each asset over the following estimated useful lives:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

4. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Fixed assets and depreciation (Continued)

All of the Group's fixed assets were stated at cost less accumulated depreciation prior to the listing of the Company's shares on the Stock Exchange. The financial effect and any impairment losses arising from the remeasurement of certain of the Group's fixed assets on a valuation basis as a result of the listing, amounted to a surplus on revaluation in the amount of HK$26,513,000 which was recognised in the fixed asset revaluation reserve. Further details of the changes in accounting policy for the remeasurement of the Group's fixed assets are set out in note 15 to the financial statements.

Construction in progress is stated at cost less any impairment losses, which includes the cost of construction and other direct costs attributable to the construction of buildings, plant and machinery and other fixed assets. No provision for depreciation is made for construction in progress until such time as the assets are completed and put into use.

Land use rights

Rights to the use of sites are stated at cost and amortised on a straight-line basis over the terms of the land use rights or the initial terms of the entity agreement, whichever is the shorter, starting from the date on which the related construction is completed and ready for its intended use.

Research and development costs

Research costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, and otherwise when events or changes in circumstances indicate that the carrying value may not be recoverable.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads and/or, where appropriate, subcontracting charges. Net realisable value is based on estimated selling prices less any further costs expected to be incurred to completion and disposal.

Accounts receivable

Accounts receivables, which generally have terms of 30 to 90 days, are recognised and carried at original invoice amount less provision for doubtful debts when collection of the full amount is no longer probable. Bad debts are written off as incurred.

4. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Leased assets

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rental payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group, and when the revenue can be measured reliably, on the following bases:

- from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintain neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

- interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

- from the rendering of services, when services are rendered.

Dividends

Final dividends proposed by the directors are classified as a separated allocation of distributable reserves within the capital and reserves section in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in values, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

4. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences in the recognition of revenue and expenses for tax and for financial reporting purposes, to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

Foreign currencies

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated to Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries are translated to Hong Kong dollars at the weighted average exchange rates for the year. The balance sheets of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use.

Pension scheme and costs

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees' basic salaries, limited to a maximum of HK$1,000 per month, and are charged to the profit and loss account as they become payable in accordance with the rules of the Scheme. The assets of the Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the Scheme except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the Scheme.

According to the relevant PRC regulations, Wanlibao (Guangzhou) Furniture Limited ("Wanlibao"), commencing from 1 July 2000, is required to participate in the employee retirement benefits scheme operated by the relevant local government bureau in the PRC and to make contributions for its eligible employees. The contribution to be borne by Wanlibao is calculated at 11% on the annual average salaries in Guangzhou announced by the Guangzhou Social Labour Insurance Administration Bureau.

4. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Share option scheme

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled or which lapse prior to their exercise date are deleted from the register of outstanding options and have no impact on the profit and loss account or balance sheet.

5. Segment Information

Segment information is required by SSAP 26 "Segment reporting" to be presented by way of two segment formats: (i) on a primary segment reporting basis, which for the Group is determined to be by business segment; and (ii) on a secondary segment reporting basis, which for the Group is determined to be by geographical segment.

Sale of home furniture is the only major business segment of the Group. Accordingly no further business segment information is provided.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. An analysis of the Group's turnover by location of customers is as follows:

Segment revenue	**2002** **HK$'000**	2001 HK$'000
Sales to the PRC	**204,465**	160,854
Sales to elsewhere in Asia	**2,373**	3,372
Sales to Australia	**–**	158
Sales to North America	**182**	286
Sales to Europe	**–**	88
	207,020	164,758

	Segment assets		Capital expenditure	
Other segment information	**2002** **HK$'000**	2001 HK$'000	**2002** **HK$'000**	2001 HK$'000
The PRC	**125,425**	86,905	**9,257**	6,874
Hong Kong	**69,168**	11,950	**27**	57
	194,593	98,855	**9,284**	6,931

6. Turnover and Revenue

Turnover represents the net invoiced value of goods sold during the year, after allowances for returns and trade discounts, and after eliminations of all significant intra-Group transactions.

An analysis of the Group's turnover and revenue is as follows:

	2002 HK$'000	2001 HK$'000
Turnover	**207,020**	164,758
Bank interest income	**629**	169
Service income	**4,700**	–
Others	**607**	500
Other revenue	**5,936**	669
Revenue	**212,956**	165,427

7. Profit from Operating Activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	2002 HK$'000	2001 HK$'000
Cost of goods sold	**133,847**	101,892
Bad debts written off	**563**	–
Provision for inventory obsolescence	**–**	210
Auditors' remuneration	**1,000**	350
Depreciation of owned assets	**5,286**	4,016
Loss on disposal of fixed assets	**19**	238
Research and development cost	**1,046**	195
Operating lease rentals on buildings	**134**	156
Staff costs (excluding directors' remuneration (note 8))		
Wages and salaries	**13,826**	10,929
Other benefits in kind	**455**	501
Pension contributions	**365**	188
Less: Forfeited contributions	**–**	–
Net pension contributions	**365**	188
	14,646	11,618
Exchange losses, net	**367**	–
Interest income	**(629)**	(169)
Service income	**(4,700)**	–

The Group's profit from operating activities represents sales of home furniture in the PRC.

8. Directors' Remuneration

The remuneration of the directors of the Company for the year disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is analysed as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Fees:		
Executive directors	**480**	–
Independent non-executive directors	**320**	–
	800	–
Other emoluments of executive directors:		
Basic salaries, other allowances and benefits in kind	**6,496**	9,281
Pension scheme contributions	**–**	–
Other emoluments of independent non-executive directors:		
Basic salaries, other allowances and benefits in kind	**–**	–
	6,496	9,281
	7,296	9,281

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
	2002	2001
Nil – HK$500,000	**2**	–
HK$500,001 – HK$1,000,000	**1**	1
HK$2,500,001 – HK$3,000,000	**2**	–
HK$4,000,001 – HK$4,500,000	**–**	2
	5	3

During the year, discretionary bonuses paid or receivable by the executive directors amounted to HK$392,000 (2001: Nil). No directors waived or agreed to waive any remuneration during the year (2001: Nil). In addition, no emoluments were paid by the Group to the directors as an inducement to join, or upon joining the Group, or as a compensation for loss of office (2001: Nil).

During the year, 6,900,000 share options were granted to the directors in respect of their services to the Group, further details of which are set out under the heading "Share option scheme" in the Report of the Directors on pages 16 to 18.

9. Five Highest Paid Individuals

The five highest paid individuals during the year included three (2001: three) executive directors, details of whose remuneration are set out above. The details of the remuneration of the remaining two (2001: two) highest paid, non-director individuals, which both fell within the nil– HK$1,000,000 band, are as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Basic salaries, other allowances and benefits in kind	**544**	172
Pension scheme contributions	**13**	–
	557	172

During the year, the discretionary bonuses paid to or receivable by the five highest paid individuals amounted to HK$415,000 (2001: Nil). No emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join, or upon joining the Group, or as compensation for loss of office (2001: Nil).

During the year, 400,000 share options were granted to one of the two non-directors, highest paid employees in respect of his service to the Group, further details of which are set out under the heading "Share option scheme" in the Report of the Directors on pages 16 to 18. No value in respect of the share options granted during the year has been charged to the profit and loss account.

10. Finance Costs

	Group	
	2002	2001
	HK$'000	HK$'000
Interest on bank loans wholly repayable within one year	**82**	102

11. Tax

	Group 2002 HK$'000	2001 HK$'000
Group:		
Hong Kong	–	–
Macao	**3,470**	1,995
PRC	**3,268**	3,143
Tax charge for the year	**6,738**	5,138

Hong Kong profits tax has not been provided for as the Group did not generate any assessable profits in Hong Kong during the year.

Macao income tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year of Umbrella Group Limited ("Umbrella") and Coralview Limited ("Coralview") which are engaged in the trading of furniture.

According to the Income Tax Law of the PRC, Wanlibao, a wholly-owned subsidiary of the Company established in Guangzhou, the PRC, is subject to a preferential corporate income tax rate of 24%, and is exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, is eligible for 50% relief from PRC corporate income tax for the following three years. As Wanlibao has suffered losses since its establishment on 9 July 1999, corporate income tax has not been provided for during the year.

Ridgecrest Limited ("Ridgecrest") , Knollwood Limited ("Knollwood") and Moffat Limited ("Moffat") are engaged respectively in the provision of quality control, design and customer services. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the year, which is currently 33%.

No provision for deferred tax has been made as the Group did not have any significant unprovided deferred tax liabilities in respect of 2002 and 2001 respectively.

12. Net Profit from Ordinary Activities Attributable to Shareholders

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company for the year ended 31 December 2002 was approximately HK$14,230,000 (2001: net loss of HK$15,000).

13. Dividends

	Group 2002 HK$'000	2001 HK$'000
Special dividend (Note)	**10,000**	18,600
Interim dividend – HK2.5 cents (2001: Nil) per ordinary share	**5,750**	–
Proposed final dividend – HK8.0 cents (2001: Nil) per ordinary share	**18,616**	–
	34,366	18,600

Note: A special dividend for the year ended 31 December 2002 was paid by a subsidiary, Chitaly Furniture Limited, to the shareholders of the Company whose names appeared on the register of members on 2 April 2002. The rates of the dividend and the number of shares ranking for this dividend are not presented as the directors consider that such information is not meaningful for the purpose of these financial statements.

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual meeting.

14. Earnings Per Share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$44,514,000 (2001: HK$32,477,000) and the weighted average of 215,113,000 (2001: 189,750,000) ordinary shares.

The weighted average number of shares used to calculate the earnings per share, on both the consolidated and pro forma combined bases, for the year ended 31 December 2001 includes the pro forma issued share capital of the Company of 189,750,000 shares, comprising the 1,000,000 shares issued as consideration for acquisition of the entire issued share capital of Chitaly BVI, the 1,000,000 shares of the Company allotted and issued fully paid to the shareholders of Chitaly BVI and the capitalisation issue of 187,750,000 shares, as further detailed in note 22 to the financial statements. The weighted average number of shares used to calculate the earnings per share, on both the consolidated and pro forma combined bases, for the year ended 31 December 2002 includes the weighted average of the 25,363,000 shares issued upon the listing of the Company's shares on the Stock Exchange on 15 May 2002 in addition to the aforementioned 189,750,000 ordinary shares.

There were no diluted earnings per share for the years ended 31 December 2002 and 2001 as the share options had no dilutive effects throughout these years.

15. Fixed Assets

Group

	Leasehold land and buildings HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Cost or valuation:						
At beginning of year	26,481	21,572	2,066	1,490	–	51,609
Additions	2,140	6,524	157	435	28	9,284
Surplus on revaluation (note 23)	26,513	–	–	–	–	26,513
Transfer	1,166	(1,166)	–	–	–	–
Disposals	–	(20)	–	(302)	–	(322)
At 31 December 2002	56,300	26,910	2,223	1,623	28	87,084
Accumulated depreciation:						
At beginning of year	2,223	2,882	688	497	–	6,290
Provided during the year	2,006	2,520	441	319	–	5,286
Disposals	–	(2)	–	(152)	–	(154)
At 31 December 2002	4,229	5,400	1,129	664	–	11,422
Net book value:						
At 31 December 2002	52,071	21,510	1,094	959	28	75,662
At 31 December 2001	25,424	17,524	1,378	993	–	45,319

The Group's leasehold land and buildings were valued on an open market, existing use basis at 28 February 2002 by Castores Magi Surveyors Limited ("CMSL"), an independent firm of professional valuers, at HK$51,000,000. A surplus of HK$26,513,000 arising therefrom, which represented the excess of the revalued amounts over the then carrying values of the leasehold land and buildings, on an individual asset basis, has been credited to the fixed asset revaluation reserve (note 23). The directors, based on the update from CMSL, are of the opinion that the recoverable amounts of the leasehold land and buildings do not materially differ from their carrying values as at 31 December 2002.

Had the Group's leasehold land and buildings been stated at cost less accumulated depreciation, they would have been included in the financial statements at approximately HK$24,051,000 (2001: HK$24,250,000).

16. Due from Directors

Particulars of the amounts due from directors, disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance, are as follows:

Amounts due from directors

Group

Name	Balance at 31 December 2002 HK$'000	Maximum amount outstanding during the year HK$'000	Balance at 1 January 2001 HK$'000
Mr. Tse Kam Pang	–	1,840	1,840
Mr. Lam Toi	–	3,068	3,068
Ms. Lam Ning, Joanna	–	1,986	1,986
	–		6,894

The amounts due from directors were unsecured, interest-free and were fully settled on 2 April 2002.

17. Inventories

	Group 2002 HK$'000	2001 HK$'000
Raw materials	**4,207**	8,010
Work-in-progress	**6,570**	4,034
Finished goods	**12,654**	11,345
	23,431	23,389

As at the balance sheet date, no inventories were stated at net realisable value (2001: Nil).

18. Accounts Receivable

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is generally for a period of 30 to 90 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management.

An aged analysis of accounts receivable is as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Outstanding balance aged:		
Within 30 days	**4,308**	5,742
31 days – 90 days	**824**	147
91 days – 180 days	**32**	54
181 days – 360 days	**–**	–
Over 1 year	**–**	386
	5,164	6,329
Less: Provision for doubtful debts	**–**	(386)
Total accounts receivable, net	**5,164**	5,943

19. Interest-bearing Bank Borrowings

	Group	
	2002	2001
	HK$'000	HK$'000
Bank loan wholly repayable within one year, secured	**–**	3,738

A short term bank loan of RMB4,000,000 (equivalent to HK$3,738,000) as at 31 December 2001 which was secured by two pieces of leasehold land located in Zengcheng City, Guangzhou, the PRC, carried an annual interest rate of 6.435% and was repaid on 15 April 2002.

20. Accounts Payable

An aged analysis of accounts payable is as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Outstanding balance aged:		
Within 30 days	**15,388**	9,223
31 days – 90 days	**6,244**	9,826
91 days – 180 days	**2**	548
181 days – 360 days	**–**	–
Over 1 year	**50**	–
Total accounts payable	**21,684**	19,597

21. Interests in Subsidiaries

	Company	
	2002	2001
	HK$'000	HK$'000
Unlisted shares, at cost	**45,344**	–
Due from/to subsidiaries	**29,962**	(113)
	75,306	(113)

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

21. Interests in Subsidiaries (Continued)

Particulars of the subsidiaries directly or indirectly held by the Company as at 31 December 2002 were as follows:

Name	Place of incorporation/ registration and [place] of operations	Nominal value of issued and fully paid-up share/registered capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Chitaly (BVI) Limited ("Chitaly BVI")	British Virgin Islands ("BVI")	Ordinary US$2	100	–	Investment holding
Hong Kong Royal Furniture Holding Limited	Hong Kong	Ordinary HK$10,000	–	100	Investment holding
Chitaly Furniture Limited	Hong Kong	Ordinary HK$10,000	–	100	Investment holding and trading of furniture
Umbrella Group Limited	BVI/ [Macao]	Ordinary US$1	–	100	Trading of furniture
Coralview Limited	BVI [Macao]	Ordinary US$1	–	100	Trading of furniture
Ridgecrest Limited	BVI/ [PRC]	Ordinary US$1	–	100	Provision of quality control services
Moffat Limited	BVI/ [PRC]	Ordinary US$1	–	100	Provision of customer services
Knollwood Limited	BVI/ [PRC]	Ordinary US$1	–	100	Provision of design services
Wanlibao (Guangzhou) Furniture Limited	PRC	Paid-up registered US$5,700,000	–	100	Manufacturing and trading of furniture

22. Issued Capital

Shares

	2002	2001
	HK$'000	HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each (2001: 2,000,000,000 ordinary shares of HK$0.10 each)	**200,000**	200,000
Issued and fully paid:		
230,000,000 ordinary shares of HK$0.10 each (2001: 2,000,000 nil paid ordinary shares of HK$0.10 each)	**23,000**	–

The following changes in the Company's authorised and issued share capital took place during the period from 8 November 2001 (date of incorporation) to 31 December 2002.

a) On incorporation, the Company had an authorised share capital of HK$100,000 divided into 1,000,000 ordinary shares of HK$0.10 each.

b) On 13 November 2001, 1,000,000 ordinary shares of HK$0.10 each were issued at par and nil paid.

c) On 15 December 2001, the authorised share capital of the Company was increased to HK$200,000,000 by the creation of a further 1,999,000,000 shares of HK$0.10 each.

d) Pursuant to the Group Reorganisation as set out in the Company's prospectus dated 2 May 2002, i) 1,000,000 ordinary shares of HK$0.10 each issued nil paid, as mentioned in point (b) above, were allotted and issued, credited as fully paid; and ii) 1,000,000 new ordinary shares of HK$0.10 each were allotted and issued, credited as fully paid, in consideration for the acquisition by the Company of the entire issued share capital of Chitaly BVI.

e) The directors were authorised to capitalise HK$18,775,000 standing to the credit of the share premium account of the Company by applying such sum in paying up in full at par 187,750,000 shares for allotment and issue to shareholders on the register of members of the Company at the close of business on 26 April 2002, in proportion (as nearly as possible without involving fractions) to their then respective existing holdings.

22. Issued Capital (Continued)

f) On 15 May 2002, 40,250,000 ordinary shares of HK$0.10 each were issued at HK$1.00 each for a total cash consideration, before issue expenses, of HK$40,250,000 through an initial public offering by way of placing and public offer.

	Notes	Number of Shares	HK$'000
Authorised:			
On incorporation	(a)	1,000,000	100
Increase in authorised share capital	(c)	1,999,000,000	199,900
		2,000,000,000	200,000
Issued:			
For the acquisition of the entire issued share capital of Chitaly BVI, issue and allotment of ordinary shares of HK$0.10 each, credit as fully paid	(d)	2,000,000	200
Capitalisation issue	(e)	187,750,000	18,775
New issue on public listing	(f)	40,250,000	4,025
As at 31 December 2002		230,000,000	23,000

Share options

SSAP 34 was adopted during the year, as explained in note 3 and under the heading "Employee benefits" in note 3 to the financial statements. As a result, the following detailed disclosures relating to the Company's share option scheme are now included in the notes to the financial statements. The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultant of any company in the Group to take up options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares in respect of which options may be granted under the Scheme, and under any other share option scheme of the Company, pursuant to which options may from time to time be granted to directors, consultants, and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding for this purpose shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under the Scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors provided that the shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of securities in issue from time to time.

22. Issued Capital (Continued)

Share options (Continued)

No option may be granted to any one person such that the total number of shares issued and to be issued upon exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

An option may be exercised in accordance with the terms of the Scheme at any time during the option period (and not more than ten years after the date of grant). The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate vesting of fixed-term options in the event that certain performance targets are met.

The movements in the number of share options to subscribe for shares in the Company during the year were as follows:

Name of directors	At the beginning of the year	Granted during the year	At the end of the year	Date of grant of share options	Exercise price per share (HK$)	Exercisable period	Price of Company's shares at grant date of options (HK$)
Tse Kam Pang	–	2,300,000	2,300,000	17/9/2002	HK$0.73	1/1/2003 to 31/12/2005	HK$0.72
Lam Toi	–	2,300,000	2,300,000	17/9/2002	HK$0.73	1/1/2003 to 31/12/2005	HK$0.72
Lam Ning, Joanna	–	2,300,000	2,300,000	17/9/2002	HK$0.73	1/1/2003 to 31/12/2005	HK$0.72
One member of senior management and an employee	–	400,000	400,000	17/9/2002	HK$0.73	1/1/2003 to 31/12/2005	HK$0.72
In aggregate	–	7,300,000	7,300,000				

No share options were exercised, lapsed or cancelled during the year.

At the balance sheet date, the Company had 7,300,000 share options outstanding. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 7,300,000 additional ordinary shares of HK$0.10 each in the Company and proceeds, before relevant share issue expenses, of approximately HK$5,329,000.

Subsequent to the balance sheet date, a total of 2,700,000 share options granted to a director and an employee, respectively, were exercised on 13 January 2003, at an exercise price of HK$0.73 per share.

23. Reserves

Group

	Share premium account (Note (a)) HK$'000	Exchange fluctuation reserve HK$'000	Leasehold land and buildings revaluation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2001	–	–	–	31,453	31,453
Net profit for the year	–	–	–	32,477	32,477
Dividends	–	–	–	(18,600)	(18,600)
At 1 January 2002	–	–	–	45,330	45,330
Capitalisation of share premium for issue of shares (see note 22)	(18,775)	–	–	–	(18,775)
Issue of shares through initial public offer	36,225	–	–	–	36,225
Share issue expenses	(8,402)	–	–	–	(8,402)
Surplus on revaluation	–	–	26,513	–	26,513
Translation exchange differences arising on consolidation of a subsidiary	–	367	–	–	367
Net profit for the year	–	–	–	44,514	44,514
Special dividend	–	–	–	(10,000)	(10,000)
Interim dividend	–	–	–	(5,750)	(5,750)
Proposed final dividend	–	–	–	(18,616)	(18,616)
At 31 December 2002	9,048	367	26,513	55,478	91,406

23. Reserves (Continued)

Company

	Share premium account (Note (a)) HK$'000	Contributed surplus (Note (b)) HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2001	–	–	–	–
Net loss for the year	–	–	(15)	(15)
At 1 January 2002	–	–	(15)	(15)
Capitalisation of share premium for issue of shares (see note 22)	(18,775)	–	–	(18,775)
Issue of shares through initial public offer	36,225	–	–	36,225
Share issue expenses	(8,402)	–	–	(8,402)
Arising on acquisition of Chitaly BVI and its subsidiaries (see note 22)	–	45,144	–	45,144
Net profit for the year	–	–	14,230	14,230
Special dividend	–	–	(10,000)	(10,000)
Interim dividend	–	–	(5,750)	(5,750)
Proposed final dividend	–	–	(18,616)	(18,616)
At 31 December 2002	9,048	45,144	(20,151)	34,041

Notes:

(a) Under the Companies Law (2001 Second Revision) of the Cayman Islands, the share premium and contributed surplus are distributable to the shareholders of the Company, provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

(b) The contributed surplus of the Company represents the difference between the then combined net asset value of the subsidiaries acquired pursuant to the Group Reorganisation over the nominal value of the shares of the Company's shares issued in exchange therefor.

24. Note to Consolidated Cash Flow Statement

Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	Group	
	2002	2001
	HK$'000	HK$'000
Cash on hand and balances with banks	**87,838**	11,766

25. Commitments

(a) Capital commitments

	Group	
	2002	2001
	HK$'000	HK$'000
Capital commitments:		
Contracted, but not provided		
for in relation to		
– the construction of buildings	**839**	–

(b) Commitments under operating leases

The Group leases certain of its office buildings under operating lease arrangements. Leases for office buildings are negotiated for a term of three years.

At the balance sheet date, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Within one year	**290**	179
In the second to fifth years, inclusive	**320**	–
	610	179

26. Contingent Liabilities

At 31 December 2002, the Group and the Company had no material contingent liabilities.

27. Post Balance Sheet Events

a) A total of 2,700,000 share options granted to a director and an employee, respectively, were exercised on 13 January 2003, at an exercise price of HK$0.73 per share. The exercise of such share options resulted in the issue of 2,700,000 additional shares and cash proceeds to the Company of approximately HK$1,971,000 before related expenses.

b) Pursuant to the Sale and Purchase Agreements on 26 March 2003, Crisana International Inc. and Silver Wave Holdings Limited, the controlling shareholders of the Company, each sold 4,000,000 and 1,000,000 existing shares at the share price of HK$1.05 to Value Partners Limited, a fund manager incorporated in the British Virgin Islands with limited liability, and Mr. Li Kar Keung, an independent party of the Company, respectively. The sale shares represented approximately 4.3% of the existing issued share capital of the Company.

28. Related Party Transactions

During the year ended 31 December 2002, the Group had no material transactions with related parties.

29. Comparative Amounts

As further explained in note 3 to the financial statements, due to the adoption of new and revised SSAPs during the current year, the presentation of the financial statements and certain supporting notes have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

30. Approval of the Financial Statements

The financial statements were approved and authorised for issue by the board of directors on 28 April 2003.



年報 2002

中意控股有限公司

（於開曼群島註冊成立之有限公司）

董事

執行董事
謝錦鵬先生*(主席)*
林岱先生
林寧女士

獨立非執行董事
曹廣榮先生
馬明輝先生

審核委員會
曹廣榮先生
馬明輝先生

公司秘書
陳永傑先生(AHKSA)

核數師
安永會計師事務所

律師
郭葉律師行

主要往來銀行
中國銀行

主要股份過戶登記處
Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
British West Indies

香港股份過戶登記分處
登捷時有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

註冊辦事處
Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點
香港沙田
安耀街2號
新都廣場18樓
2及3室

財經公關顧問
縱橫財經公關顧問有限公司

股份編號
1198

營業額


(千港元)
250,000
200,000
150,000
100,000
50,000
0
164,758
26%
207,020
2001
2002

股東應佔溢利


(千港元)
50,000
40,000
30,000
20,000
10,000
0
32,477
37%
44,514
2001
2002

純利率


(百分比%)
25
23
21
19
17
15
19.7
21.5
2001
2002

茲通告中意控股有限公司（「本公司」）謹定於二零零三年五月二十三日（星期五）上午十時三十分假座香港金鐘道88號太古廣場一座五樓Tien Room舉行股東週年大會（「大會」），以處理下列事項：

1. 省覽及通過截至二零零二年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告；

2. 宣派截至二零零二年十二月三十一日止年度末期股息；

3. 重選董事及授權董事會釐定董事之酬金；

4. 續聘本公司核數師並授權董事會釐定其酬金；及

5. 考慮並酌情通過下列決議案為普通決議案：

普通決議案

「**動議**：

(a) 在下文(c)段之規限下，根據香港聯合交易所有限公司證券上市規則一般及無條件批准董事於有關期間（定義見下文）行使本公司所有權力，以配發、發行及處置本公司股本中之額外股份，並就此作出或授予可能須行使該等權力之售股建議、協議及購股權；

(b) 上文(a)段之批准須授權董事在有關期間（定義見下文）內，作出或授予在有關期間結束後可能須行使該等權力之售股建議、協議及購股權；

(c) 董事依據上文(a)段之批准配發或同意有條件或無條件配發（不論是否根據一項購股權或其他方式）之本公司股本總面值，除因：(i)供股（定義見下文）；(ii)根據本公司之公司組織章程細則不時以股代息發行股份；(iii)根據現時向本公司及／或其任何附屬公司之僱員授出或發行本公司股份或收購股份之權利所採納之任何購股權計劃或類似安排發行股份；或(iv)根據本公司之任何認股權證或證券之條款行使認購權或兌換權後發行本公司股份外，不得超過於通過本決議案之日本公司已發行股本面值總額之20%，而上述之批准應以此數額為限；及

(d) 就本決議案而言：「**有關期間**」指由本決議案獲通過日期至下列最早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司組織章程細則或任何適用法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；或

(iii) 於股東大會上通過普通決議案撤回或修訂本決議案所載之授權當日。

「供股」指於本公司各董事所指定期間內，向於指定記錄日期名列本公司股東名冊之股份持有人建議按彼等當日所持股份之比例發售本公司股份或發售或發行認股權證、購股權或賦予權利認購股份之其他證券（須遵照董事就零碎配額或在考慮到根據任何有關香港以外之地區之任何法例（適用於本公司之規則或責任，或任何認可監管機構或任何證券交易所適用於本公司之規定後所作出彼等認為必須或權宜之取消決定或其他安排）。」

承董事會命
中意控股有限公司
公司秘書
陳永傑

香港，二零零三年四月二十八日

總辦事處及主要營業地點：
新界
沙田
安耀街2號
新都廣場18樓
2及3室

附註：

(1) 凡有權出席大會並於會上投票之本公司股東，均有權委任一名或以上代表代其出席投票。受委代表毋須為本公司股東。

(2) 代表委任表格連同已簽署之授權書或其他授權文件或該授權書或授權文件經公證人簽署證明之副本，必須於大會或其續會指定舉行時間四十八小時前送達本公司於香港之股份過戶登記分處登捷時有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）方為有效。

(3) 交回代表委任表格後，股東仍可親身出席大會並於會上投票，就此代表委任表格將被視為撤銷。

(4) 本公司將於二零零三年五月二十日星期二日至二零零三年五月二十三日星期五期間（首尾兩日包括在內）暫停辦理股份過戶登記手續，期間將不會登記股份過戶。為符合資格出席大會投票及收取末期股息，所有股份過戶連同有關之股票及過戶表格必須於二零零三年五月十九日星期一下午四時三十分前送交本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(5) 就以上通告之普通決議案而言，本公司尋求股東批准在符合香港聯合交易所有限公司證券上市規則下作出一般授權。董事並無任何發行本公司新股之計劃在即。

致各股東：

本人欣然宣佈公司自去年五月於香港聯合交易所主板掛牌上市後的全年業績。集團於年內業務錄得顯著的增長，營業額及純利分別上升26%及37%。我們對於營業額及盈利能創新高而感到非常鼓舞。我們深信上市地位將繼續為集團強大增長的推動力，驅使我們受惠於發展蓬勃的中國家居家具市場。

中國擁有逾5,000個家具製造商，為全球最大家具生產國家之一。根據市場統計，中國家具行業二零零二年之營業額達199.5億美元，較二零零一年上升17.8%。與此同時，中國已成為全球第二大之家具出口國，其二零零二年之出口量增加36%至54.2億美元。目前，中檔次至高級家具佔中國家具市場之份額約10%至20%。憑藉我們過往之業務表現，我們在中檔次至高級家具的市場佔有率約為1%，反映集團未來業務增長潛力雄厚。中國近年的經濟急速增長，刺激更多商業及住宅大廈之建成，引發市場對家居家具、家居裝飾以及家居設計配件之需求。

集團於中國的中檔次至高級家具市場已成功建立良好的聲譽，我們會繼續致力以集團「皇朝傢俬」及「金騎士」之品牌生產優質及時尚的家具用品。憑藉我們穩健的市場地位，我們繼續於中檔次至高級家具市場保持領導地位，以及爭取較高的利潤回報。為保持我們的競爭優勢，我們將繼續為集團產品的設計申請專利，以保護我們的知識產權及提升產品形象。與此同時，我們已開始採取一系列積極的市場推廣策略，以提高我們的市場份額及提升競爭能力。於年內，我們參與中國主要的家具展覽會及舉辦研討會，以推廣我們的產品及發掘具發展潛力的分銷商。藉著一連串推廣活動，我們成功招攬新分銷商，現時我們的分銷網絡已擴展至覆蓋中國29個省份。

除了加強我們的分銷網絡之外，我們的生產量已隨著中國家具市場之興旺而增加。於二零零二年十月，為配合市場對產品的殷切需求，我們利用於去年上市集資款項中約9,000,000港元，在廣州興建新生產設施。此投資不但使我們的年產量上升20%，亦全面提升我們的生產效益及加強品質控制。透過逐步提升產能，我們已準備就緒以把緊面前黃金機遇。

展望未來，隨著中國在二零零八年於北京舉辦奧運會以及二零一零年於上海舉行世界博覽會，我深信此將有助進一步推動國內建造及家具業之發展。中國擁有13億的龐大人口，再加上國內生產總值錄得7%的穩定增長，預期中國家居家具市場發展前景十分秀麗。

我欣然宣佈集團於二零零三年三月透過現有股東配售8,000,000股現有股份予惠理基金管理公司(「惠理基金」)，及2,000,000股股份予獨立第三方投資者，成功引入著名機構性投資者惠理基金作策略性股東。是次引入策略性投資者充份反映投資界對我們的認同及支持，以及對我們業務前景充滿信心。儘管我們非大型上市公司，但我們能同時吸引策略性投資者，卻又不會攤薄少數股東之權益而感到十分鼓舞。是次成功正標誌著我們為加強集團股東基礎所邁出的第一步。

憑藉策略性的市場計劃、卓越的業績表現及創新的產品發展，我們對於中國家具市場之前景感到十分樂觀。我們承諾會歇盡所能，致力爭取最佳的表現，以為我們的股東帶來理想之回報。

致謝

首先，我希望藉此機會多謝我們的業務夥伴、分銷商及客戶一直以來對中意控股之擁戴及支持。我亦感謝集團管理隊伍及所有員工過往對集團所付出的貢獻。最後，我謹對所有股東及機構性投資者長期以來對集團的支持及信任致以由衷的感激。

謝錦興
主席

香港，二零零三年四月二十八日

股息

董事局建議派發截至二零零二年十二月三十一日止年度之末期股息每股8.0港仙。連同已派發之中期股息每股2.5港仙，截至二零零二年十二月三十一日止年度之全年股息為每股10.5港仙。

管理層討論及分析

於回顧年內，集團之營業額及盈利創新高。營業額為207,000,000港元，較二零零一年之164,800,000港元增加26%。股東應佔溢利為44,500,000港元，較二零零一年之32,500,000港元上升37%。集團於年內採取嚴謹之成本控制措施，使二零零二年之純利率由去年之19.7%提升至21.5%。

集團主力設計、製造及銷售一系列以「皇朝傢俬」及「金騎士」註冊品牌之家居家具，針對中國中檔次至高級家居家具市場。為迎合不斷提升之生活水平及消費者對優質產品之渴求，集團矢志提升其設計理念及能力。集團的產品開發隊伍透過其經驗豐富之設計師，與銷售及市場推廣隊伍共同合作，緊貼最新之市場趨勢。於年內，集團推出「黑胡桃」之嶄新家具系列，並深受市場歡迎。除「黑胡桃」外，集團亦同時於市場銷售「金騎士(第一代)」及「黑檀」兩個系列之家具。

集團除主力發展新產品以保持其市場領導地位外，同時亦致力為其產品設計申請專利，以防止侵權及保護集團之知識產權，使集團於業內建立超然之品牌地位。為滿足客戶日益關注環保及保持集團之競爭優勢，集團將繼續推出環保及不易燃之家具。

為擴闊市場之覆蓋層面，集團已於中國採取有效的特許經營方式以分銷其產品。集團乃國內首家以特許經營方式分銷家具之家具製造商。在授予產品分銷權予具潛力之分銷商前，集團會詳細審核分銷商之管理經驗、行業知識及財務狀況，合乎資格的分銷商方獲允許開設以「皇朝傢俬」及「金騎士傢俬」品牌命名之專賣店。為避免同區域分銷商互相競爭，集團旗下兩個品牌於同一城市只會授權一個分銷商經營。此特許經營模式成功地讓集團以較低的風險及成本，迅速地拓展其分銷網絡。

在地域拓展方面，中國中部及東部地區之銷售額在二零零二年分別錄得58%及54%的急劇增長。此兩個地區現時為中國最富庶之地域，其中江蘇、浙江、山東、湖北、湖南及江西省份增長迅速。

鑑於國內區域分散，集團於年內積極參與大型國際展覽會及貿易展，以增強與當地分銷商之聯繫。集團亦會於各省份地區舉辦研討會，以吸引具潛力之分銷商，推廣其種類繁多之產品及介紹集團優勢。於年內，集團之銷售網絡新增148間專賣店，進一步印證集團於市場推廣方面之成功。於二零零二年十二月三十一日，集團於中國擁有370間專賣店。

除拓展分銷網絡外，集團亦已進一步提升其生產效率及成本效益。為配合不斷增加之訂單，集團在廣州新增之廠房已於二零零二年十月開始投產。此新廠房佔地總面積達8,000平方米，使集團總生產量增加20%，每月最高之產能可提升至7,500套家具。集團深明品牌的重要性，故致力保持及提升產品質素。由於集團採取嚴謹之品質控制措施，故為一直能生產優質產品而感到自豪，並逐步邁向製品完美無瑕之目標。憑藉不斷的改進，集團成功達至最高成本效益及提高產品純利。

前景

集團將會利用上市集資款項，繼續策略性地於中國擴展分銷網絡及加強產品開發能力。儘管現時全球經濟疲弱，中國消費開支及地產行業一直急速發展，故集團對國內家具行業的前景充滿信心。

根據建設部的資料顯示，中國於二零一零年的市區人口將達6.3億，都市化比率為45%。由於未來數年中國主要城市之商業及住宅樓宇將迅速發展，預期家具及其他相關配套的需求將不斷攀升。

此外，集團於廣州之新廠房將進一步加強其競爭優勢，其生產模式促使集團可享有靈活性及規模化。藉著強大的財政狀況及專業的經驗作後盾，集團將可提高產量，以滿足強勁的市場需求。集團亦將繼續實行謹慎的成本控制措施，以進一步提升盈利。

最近，集團參與了於本年三月舉辦的「二零零三年中國廣州國際家具博覽會」及「二零零三年中華(東莞)國際名家具博覽會」，並宣佈委任著名影星關芝琳小姐為其品牌代言人。集團相信此市場推廣策略將有效地提升集團之企業形象及刺激產品銷售。

集團於二零零三年首季銷售表現理想，再加上客戶於廣州交易會後對集團之正面回應，使集團深信未來將能繼續錄得令人滿意的增長。集團矢志於二零零五年年底前把專賣店之數目增加至1,000間。

為壯大營運及加強管理，集團將謹慎地考慮與海外業務夥伴之合作之可行性。集團將會尋找可為集團提供協同效益之計劃，使集團逐步實現業務目標。

展望未來，憑藉廣泛之經驗、創新之產品及積極之市場推廣計劃，集團深信將可成功地推行發展策略，以抓緊中國家具市場無限的商機。

董事

執行董事

謝錦鵬先生，48歲，本公司主席。彼於一九九七年創辦本集團，負責本集團之整體策略策劃及制訂公司政策。創辦本集團前，謝先生曾於一間香港上市公司出任副董事總經理。謝先生於國際貿易及中國貿易業務方面積逾十三年經驗，亦為香港會計師公會資深會員。

林岱先生，40歲，本公司副主席兼執行總裁，亦為本集團之共同創辦人。林先生負責本集團之整體策略策劃、銷售及分銷運作，以及業務及產品發展。創辦本集團前，彼於中國貿易及家具業務方面積逾十五年經驗。林先生現時為廣州市家具協會副主席、中國家具協會執行理事及國際傢俬裝飾業（香港）協會常務理事及香港傢俬裝飾廠商總會永久會長，以及中南林學院建築工程學院家具設計之客席教授。林先生為執行董事林寧女士之兄長。

林寧女士，31歲，本集團執行董事。負責本集團採購及日常運作。林女士於會計及管理方面積逾十年經驗。彼於一九九八年加入本集團，出任財務經理，並於一九九九年獲委任為本集團內一家公司之董事。林女士為林岱先生之胞妹。

獨立非執行董事

曹廣榮先生，69歲，前任香港政府政務司。於一九七七年，曹先生獲委任為往日內瓦之特使，並於一九八一年統領工業貿易署。於一九八三年，曹先生領導政府新聞處，並於一九八八年獲委任為政務司，其於一九九二年二月退任該職位。彼目前為Prima Consultants Limited之主席，亦為多間香港公司之董事。

馬明輝先生，38歲，為多個中國及香港技術項目之發起人及早期投資者、加拿大安大略特許會計師公會會員及曾於一間國際會計公司工作數年。馬先生於一九八五年獲取加拿大University of Calgary商學士學位。彼為一間在聯交所創業板上市之公司衝浪平台軟件國際有限公司之主席。

高級管理層

陳永傑先生，31歲，本集團財務總監兼本公司公司秘書，負責本集團財務管理及公司秘書事務。彼持有莫納西大學商業學士學位。於二零零一年十月加入本集團前，彼曾於黎樊會計事行及安永會計師事務所出任核數師，於核數、會計及財務工作方面積逾五年經驗。彼為香港會計師公會會員及澳洲執業會計師。

曾樂進先生，31歲，本集團內部審計部門經理。彼於一九九九年五月加入本集團，負責本集團內部審計及整體系統保證，於企業管理方面積逾八年經驗。彼持有廣東商學院大都會經濟及管理學士學位，主修統計學。

吳遠成先生，29歲，一般行政部門經理，於一九九九年加入本集團，負責一般行政、人事事務及後勤服務。彼畢業於西南農業大學經濟貿易學院，主修會計及審計。彼於公司行政方面擁有多年經驗。

中意控股有限公司(「本公司」)董事欣然提呈其報告以及本公司及其附屬公司(統稱「本集團」)截至二零零二年十二月三十一日止年度之經審核財務報表。

集團重組

本公司於二零零一年十一月八日根據開曼群島法例第22章公司法(1961年第3號法例,經綜合及修訂)在開曼群島註冊成立為受豁免之有限責任公司。

根據為籌備本公司股份於香港聯合交易所有限公司(「聯交所」)上市而進行精簡本集團結構之重組計劃,本公司收購當時附屬公司之控股公司Chitaly (BVI) Limited 而於二零零一年十二月十五日成為本集團之控股公司(「集團重組」)。集團重組之其他詳情以及據此所購入之附屬公司詳情,載於財務報表附註1、21、22及23以及本公司日期為二零零二年五月二日之招股章程(「招股章程」)。

本公司已於二零零二年五月十五日完成首次公開招股,本公司之股份亦於同日於聯交所上市。

主要業務

本公司之主要業務為投資控股。附屬公司主要業務之詳情載於財務報表附註21。年內本集團主要業務之性質並無任何重大變動。

業績及股息

本集團截至二零零二年十二月三十一日止年度之溢利及本公司以及本集團於該日之財務狀況載於第21至50頁。

於二零零二年四月二日,本公司之一家附屬公司宣派特別股息10,000,000港元,並於其後派發予於二零零二年四月二日名列股東名冊之本公司股東。本公司於二零零二年九月股東週年大會建議並獲准派發中期股息每股普通股2.5港仙,並於二零零二年十月十日派發。董事建議派發本年度末期股息每股普通股8.0港仙予於二零零三年五月二十三日名列股東名冊之股東。該建議已列入財務報表之資產負債表內保留溢利分配一項。

本公司首次公開招股所得款項之用途

本公司股份於二零零二年五月十五日在聯交所上市(見財務報表附註22)後，所得款項淨額約為32,000,000港元。於二零零二年十二月三十一日，分別以2,000,000港元新建一棟工廠大樓、以7,000,000港元購置機器及設備，並以5,000,000港元推行市場推廣及推銷活動。所得款項之餘額存放於香港之財務機構及持牌銀行。

財務資料摘要

以下為本集團於過去四個財政年度綜合／合併財務業績以及綜合／合併資產及負債之概要，乃按照附註4之基準編製：

	截至十二月三十一日止年度			
	二零零二年	二零零一年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
業績				
營業額	**207,020**	164,758	143,669	102,823
除稅前溢利	**51,252**	37,615	31,326	27,918
稅項	**(6,738)**	(5,138)	(4,715)	(3,475)
股東應佔日常業務純利	**44,514**	32,477	26,611	24,443

	十二月三十一日			
	二零零二年	二零零一年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元
資產及負債				
非流動資產	**75,662**	45,319	42,642	20,180
流動資產	**118,931**	53,536	32,793	33,347
流動負債	**(61,571)**	(53,525)	(40,542)	(30,245)
非流動負債	**–**	–	(3,440)	(3,440)
淨資產	**133,022**	45,330	31,453	19,842

附註:

1. 本集團截至一九九九年、二零零零年及二零零一年十二月三十一日止三個年度各年之已公佈合併業績乃摘自招股章程。此概要乃在本集團現有架構於此等財政年度內已一直存在之假設下編製。本集團截至二零零二年十二月三十一日止年度之綜合業績載於本年報第21頁，其呈列基準詳載於財務報表附註4。

2. 於一九九九年、二零零零年及二零零一年十二月三十一日之合併資產及負債摘自招股章程。此概要乃同樣按上文附註1所詳述之基準編製。於二零零二年十二月三十一日之綜合資產及負債載於本年報第22頁。

固定資產

本集團截至二零零二年十二月三十一日止年度固定資產之變動詳情載於財務報表附註15。

股本及購股權

本公司截至二零零二年十二月三十一日止年度股本及購股權之變動詳情連同變動原因以及本公司購股權計劃詳情載於財務報表附註22。

儲備

年內本公司及本集團儲備之變動詳情載於財務報表附註23。

可供分派儲備

截至二零零二年十二月三十一日，本公司按開曼群島公司法（二零零一年第二次修訂）計算之可供分派儲備為52,657,000港元，可供分派儲備包括本公司於二零零二年十二月三十一日合共54,192,000港元之股份溢價及繳入盈餘，只要於緊隨擬派股息之日後本公司有能力支付日常業務期間到期債務之條件下即可分派。

優先購股權

本公司之組織章程細則以及本公司註冊成立司法權區開曼群島之法例中並無任何有關優先購股權之條文，規定本公司按比例向現有股東發售新股。

購買、贖回或出售本公司上市證券

本公司之股份於二零零二年五月十五日在聯交所上市。年內截至本年報日期，本公司及其附屬公司概無贖回或出售本公司任何上市證券。

主要客戶及供應商

本集團五大客戶之銷售額佔本集團年內營業額約21%，其中本集團之最大客戶佔本集團年內營業額6%。本集團五大供應商佔年內總採購額約48%，其中最大供應商佔本集團年內採購額17%。

董事及據董事所深知擁有本公司5%以上已發行股本之任何股東概無於本集團五大客戶及／或供應商中擁有任何實際權益。

董事

年內及截至至本報告日期本公司之董事如下：

執行董事

謝錦鵬

林岱

林寧

獨立非執行董事

曹廣榮

馬明輝

根據本公司組織章程細則，本公司各董事須輪值告退重選。

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之詳細履歷載於本年報第10至11頁。

董事之服務合約

執行董事已分別與本公司訂立服務協議，由二零零二年五月一日起計初訂兩年，其後一直有效至任何一方向另一方發出不少於兩個月之書面終止通知為止。

獨立非執行董事已各自與本公司訂立服務合約，由二零零二年四月二十六日起計初定為期兩年。

除以上所述外，概無任何擬於應屆股東週年大會上競選連任之董事與本公司訂有本公司不支付賠償（法定賠償除外）即不可於一年內終止之服務合約。

董事之合約權益

除財務報表附註8所披露外，概無董事於年內或年底由本公司或其任何附屬公司所訂立並對本集團業務屬重大之任何合約中直接或間接擁有任何重大權益。

董事之股份權益

本公司之股份於二零零二年五月十五日在聯交所上市。於本報告日期，根據本公司按照香港法例第571章證券及期貨條例(「證券及期貨條例」)第352節所存置之登記冊所示，於本公司或其相聯法團(按證券及期貨條例第XV部之涵義)股本(包括於本公司股份或相關股份或債券之權益及短倉)擁有實益權益之董事、行政總裁和彼等之聯繫人士如下：

姓名	附註	權益性質	持有本公司每股面值0.1港元已發行普通股之數目	佔已發行股份總數之百分比
謝錦鵬	(a)	公司	81,250,000	34.9%
林岱	(b)	公司	81,250,000	34.9%
林寧		個人	2,300,000	1%
			164,800,000	70.8%

附註：

(a) 此81,250,000股股份乃由Crisana International Inc.(「Crisana」，於英屬處女群島註冊成立之公司)持有。於二零零二年十二月三十一日，謝錦鵬先生持有Crisana 100%已發行股本。

(b) 此81,250,000股股份由Silver Wave Holdings Limited(「Silver Wave」，於英屬處女群島註冊成立之公司)持有。於二零零二年十二月三十一日，林岱先生持有Silver Wave 100%已發行股本。

除上述披露外，概無董事或其聯繫人士於本公司或其相聯法團(定義見證券及期貨條例)之普通股中擁有個人、家族、公司或其他權益。

董事購入股份之權利

除上文「董事之股份權益」及下文「購股權計劃」兩段所披露外，年內任何時間任何董事或彼等各自之配偶或未滿十八歲之子女並無獲授或行使可藉購買本公司股份而獲益之權利，而本公司或其任何之附屬公司亦無訂立任何安排使董事可於任何其他法人團體中取得此等權利。

購股權計劃

本公司設有一項購股權計劃(「計劃」)，作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

購股權計劃（續）

根據計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目最初最多不得超過本公司已發行之有關類別證券（就此不包括計劃及本公司任何其他購股權計劃獲行使後所發行之股份）數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下，根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目，可經董事會增加，惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

倘於截至最近授出之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行或將予發行之股份總數超過本公司不時已發行股本之1%，則不得授予該人士任何購股權。

購股權可按計劃之條款於購股權限期內（由授出之日後計不超過十年）隨時行使。購股權限期經由董事會釐定及通知個別承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標，但董事會保有酌情權，可於若干表現指標達到時加快定期購股權之歸屬。

計劃項下本公司股份之認購價經由董事會釐定並通知各承授人。認購價為以下三者之最高者：(i)股份面值；及(ii)授出之日（必須為交易日）聯交所日報表所示之股份收市價；及(iii)緊接授出之日五個交易日聯交所日報表所示股價之平均收市價。倘購股權計劃所述之接納表格經承授人填妥、簽署及連同收款人為本公司、作為授出代價1.00港元之股款交回，則購股權被視為已授出，獲合資格參與者（定義見計劃）接納及生效。

於二零零二年十二月三十一日，根據計劃所授購股權而可發行之股份數目為7,300,000股，相當於本公司於該日之已發行股份之3%。於截至最近授出日止任何十二個月期內可授予每位合資格參與者而可發行之股份最高數目，限於本公司任何時候之已發行股份之1%。凡進一步授出之購股權超出此限額，均須股東大會批准。

購股權計劃（續）

以下為年內根據計劃以每授出代價1.00港元授出之購股權：

董事姓名	年初	年內授出	年終	授出購股權日期	每股行使價（港元）	行使期	授出購股權當日本公司股價（港元）
謝錦鵬	–	2,300,000	2,300,000	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
林岱	–	2,300,000	2,300,000	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
林寧	–	2,300,000	2,300,000	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
一名高級管理層成員及僱員	–	400,000	400,000	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
合計	–	7,300,000	7,300,000				

已授出購股權之財務影響於購股權獲行使時始於本公司及本集團之資產負債表中反映，亦不會按其成本將任何費用於損益表或資產負債表中入賬。於購股權獲行使後，本公司按股份之面值將由此而發行之股份作為額外股本入賬，本公司並會將每股行使價高出股份面值之數額於股份溢價賬中入賬。行使日期前被註銷之購股權從未行使購股權記錄冊中刪除。

董事認為披露年內向授予董事、一位高級管理層成員及僱員購股權之理論價值並不恰當，因在本公司普通股購股權並無任何現成市值之情況下，董事無法對此等購股權之價值達致準確之估值。

除以上所述外，於截至二零零二年十二月三十一日止年內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事或彼等之配偶和未滿十八歲之子女可藉購買本公司或任何其他法人團體之股份或債券而獲益。

主要股東

於二零零二年十二月三十一日，根據本公司按證券及期貨條例第336條須存置之權益登記冊所示，以下人士於本公司股份之短倉或於本公司已發行股本中相關股份擁有5%或以上權益:

名稱	持股數目	持股百分比
Crisana	86,250,000	37.5%
Silver Wave	86,250,000	37.5%

主要股東（續）

除以上所述外，根據按證券及期貨條例第336條須存置之登記冊所示，概無任何人士或公司於本公司股份之短倉或本公司已發行股本之相關股份中擁有5%或以上權益。

結算日後事項

本集團重大結算日後事項詳情載於財務報表附註27。

遵守最佳應用守則

董事會認為，除本公司非執行董事須根據本公司公司細則輪值告退及於本公司之股東週年大會上膺選連任外，本公司自二零零二年五月十五日本公司股份在聯交所上市以來，於本年報涵蓋之整個會計期間，一直遵守上市規則附錄14所載之最佳應用守則。

審核委員會

本公司已於二零零二年五月一日成立審核委員會（「委員會」），其職權範圍乃參考上市規則附錄14所載之守則而書面釐定。委員會之主要職責為審核及監管本集團之財務申報程序以及內部監控系統。委員會由兩名獨立非執行董事組成。本集團截至二零零二年十二月三十一日止年度之財務報表由委員會成員審核，而委員會認為財務報表已符合適用之會計標準、上市規則及法律規定，並於其中作出充足披露。

重大法律訴訟

於二零零二年十二月三十一日，本公司並未牽涉任何重大訴訟或仲裁，而據董事會所知、本公司並無待決或面臨或受到重大訢訟或索償。

核數師

安永會計師事務所任滿退任，關於續聘彼等為本公司核數師之決議案將於應屆股東週年大會上提呈。

代表董事會
主席及執行董事
謝錦鵬

香港
二零零三年四月二十八日

ERNST & YOUNG
安永會計師事務所

致：中意控股有限公司
(於開曼群島註冊成立之有限公司)
各股東

本核數師(以下簡稱「我們」)已完成審核刊於第21至50頁按照香港公認會計原則編製的財務報表。

董事及核數師各自之責任

貴公司董事須負責編製真實與公平的財務報表。在編製該等真實與公平的財務報表時，董事必須選取並貫徹採用合適的會計政策。我們的責任是根據我們審核工作的結果，對該等財務報表作出獨立意見，並向股東報告。

意見之基礎

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況，以及有否貫徹運用並充份披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零二年十二月三十一日的財務狀況及 貴集團於截至該日止年度的溢利和現金流量，並已按照香港公司條例之披露規定而妥善編製。

安永會計師事務所
執業會計師
香港

二零零三年四月二十八日

	附註	二零零二年 千港元	二零零一年 千港元
營業額	6	**207,020**	164,758
銷售成本		**(133,847)**	(101,892)
毛利		**73,173**	62,866
其他收益	6	**5,936**	669
銷售及分銷成本		**(6,818)**	(5,345)
行政開支		**(20,529)**	(19,805)
其他經營開支		**(428)**	(668)
經營業務溢利	7	**51,334**	37,717
融資成本	10	**(82)**	(102)
除稅前溢利		**51,252**	37,615
稅項	11	**(6,738)**	(5,138)
股東應佔日常業務純利		**44,514**	32,477
股息	13		
特別股息		**10,000**	18,600
中期股息		**5,750**	—
擬派末期股息		**18,616**	—
		34,366	18,600
每股盈利			
基本	14	**20.69仙**	17.12仙

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
固定資產	15	**75,662**	45,319
流動資產			
存貨	17	**23,431**	23,389
應收賬款	18	**5,164**	5,943
預付款項、訂金及其他應收款項		**2,498**	5,544
應收董事款項	16	**–**	6,894
現金及銀行結存		**87,838**	11,766
		118,931	53,536
流動負債			
帶息銀行借款	19	**–**	3,738
應付賬款	20	**21,684**	19,597
其他應付款項及應計費用		**18,442**	15,483
應付稅項		**21,445**	14,707
		61,571	53,525
流動資產淨值		**57,360**	11
總資產減流動負債		**133,022**	45,330
		133,022	45,330
股本及儲備			
已發行股本	22	**23,000**	–
儲備	23	**91,406**	45,330
擬派末期股息	13	**18,616**	–
		133,022	45,330

[illegible]
董事

林[illegible]
董事

	附註	二零零二年 千港元	二零零一年 千港元
權益總額			
年初結餘		**45,330**	31,453
滙兌虧損淨額	23	**367**	—
重估租賃土地及樓宇盈餘	23	**26,513**	—
綜合損益表未確認之淨收益及虧損		**26,880**	—
股東應佔日常業務純利		**44,514**	32,477
支付普通股股息	23	**(5,750)**	—
特別股息	23	**(10,000)**	(18,600)
發行股份，包括股份溢價		**40,450**	—
股份發行開支		**(8,402)**	—
年終結餘		**133,022**	45,330

	附註	**二零零二年 千港元**	二零零一年 千港元
經營業務現金流量			
除稅前溢利		**51,252**	37,615
經就下列各項作出調整：			
自置資產折舊		**5,286**	4,016
出售固定資產虧損		**19**	238
撇銷壞賬		**563**	–
滯銷存貨撥備		**–**	210
滙兑虧損淨額		**367**	–
利息收入		**(629)**	(169)
利息開支		**82**	102
未計營運資金變動前經營溢利		**56,940**	42,012
存貨增加		**(42)**	(8,534)
應收賬款減少／(增加)		**216**	(563)
預付款項、訂金及其他應收款項減少／(增加)		**3,046**	(2,894)
應收董事款項減少／(增加)		**6,894**	(9,664)
應付賬款增加		**2,087**	5,090
其他應付款項及應計費用增加		**2,959**	3,125
經營活動所產生之現金		**72,100**	28,572
已付利息		**(82)**	(102)
已付入息税		**–**	–
經營業務之現金流入淨額		**72,018**	28,470
經營業務之現金流量			
購買固定資產		**(9,284)**	(6,931)
出售固定資產所得款項		**149**	–
已收利息		**629**	169
投資活動之現金流出淨額		**(8,506)**	(6,762)
融資活動之現金流量			
發行股本所得款項		**40,450**	–
已付股份發行開支		**(8,402)**	–
已付股息		**(15,750)**	(22,374)
新增銀行貸款		**–**	3,738
償還銀行貸款		**(3,738)**	–
融資活動之現金流入／(流出)淨額		**12,560**	(18,636)
現金及現金等價物增加淨額		**76,072**	3,072
年初現金及現金等價物	24	**11,766**	8,694
年終現金及現金等價物	24	**87,838**	11,766

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產／(負債)			
於附屬公司之權益	21	**75,306**	(113)
流動資產			
預付款項、訂金及其他應收款項		**4**	98
現金及銀行結存		**552**	–
		556	98
流動負債			
其他應付款項及應計費用		**205**	–
流動資產淨值		**351**	98
		75,657	(15)
股本及儲備／(虧絀)			
已發行股本	22	**23,000**	–
儲備／(虧絀)	23	**34,041**	(15)
擬派末期股息	13	**18,616**	–
		75,657	(15)

謝錦鵬
董事

林愉
董事

1. 集團重組

本公司於二零零一年十一月八日根據開曼群島公司法第22章(1961年第3號法例，經綜合及修訂)，在開曼群島註冊成立為受豁免之有限責任公司。

根據為籌備本公司股份於香港聯合交易所有限公司(「聯交所」)上市而進行整頓本集團架構之重組計劃，本公司購入各附屬公司當時之控股公司Chitaly (BVI) Limited (「Chitaly BVI」)，並於二零零一年十二月十五日成為本集團之控股公司(「集團重組」)。集團重組其他細節及據此所購入之附屬公司詳情，載於財務報表附註21、22及23以及本公司於二零零二年五月二日載發之招股章程。

2. 公司資料

本公司之註冊辦事處位於Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, Cayman Islands。

本公司之主要業務為投資控股。本公司附屬公司主要業務詳情載於財務報表附註21。年內附屬公司之主要業務之性質概無重大變動。

3. 新頒及經修訂會計實務準則(「會計實務準則」)之影響

以下乃就本年度財務報表而言首次生效之新頒及經修訂會計實務準則：

會計實務準則第1號(經修訂)：	財務報表之呈列
會計實務準則第11號(經修訂)：	外幣換算
會計實務準則第15號(經修訂)：	現金流量表
會計實務準則第33號：	終止經營業務
會計實務準則第34號：	僱員福利

上述會計實務準則訂明了新的會計衡量及披露手法，採用該等對財務報表有重大影響之會計實務準則對本集團會計政策及財務報表中所披露之數額之主要影響概括如下：

3. 新頒及經修訂會計實務準則(「會計實務準則」)之影響(續)

會計實務準則第1號(經修訂)訂明財務報表之呈列基準以及載列財務報表結構及對其內容最低要求之指引。此項會計實務準則修訂之主要影響為採納現呈列於年報第23頁之綜合權益變動報表，取代先前規定之綜合確認損益表。

會計實務準則第11號(經修訂)訂明外幣交易及財務報表之換算基準。此項會計實務準則修訂對綜合財務報表之主要影響為海外附屬公司之損益賬，以年內加權平均滙率換算，而非如先前以結算日適用之滙率換算。此項會計實務準則對財務報表並無重大影響。

會計實務準則第15號(經修訂)訂明現金流量表之修改格式。此項會計實務準則修訂之主要影響為現金流量現時以三個標題呈列，即經營業務、投資及融資活動之現金流量，而非如先前規定之五個標題呈列。載於財務報表第24頁之現金流量表形式及有關之附註已予以修訂，以配合新規定。本公司海外附屬公司之現金流量現按現金流量之日之滙率或(如適用)加權平均滙率換算，而之前則以結算日之適用滙率換算。此項會計實務準則對財務報表並無重大影響。

會計實務準則第33號規定將一間企業所終止之主要業務之資料，與其持續業務之資料分開，連同披露規定之基準及準則。此項會計實務準則對財務報表並無重大影響。

會計實務準則第34號訂明僱員福利之確認及量度準則，連同有關規定披露資料。採納此會計實務準則並無影響先前採納之僱員福利會計處理方法。如財務報表附註22所詳述，現時須就本公司購股權計劃作出額外披露。該等披露類似先前載入董事會報告之香港聯合交易所有限公司證券上市規則所規定之披露，而現時因會計實務準則而須載入財務報表附註。

4. 呈列基準及主要會計政策之概要

編製基準

該等財務報表乃根據香港會計實務準則、香港普遍接納之會計原則及香港公司條例之披露規定而編製。該等財務報表乃根據歷史成本慣例編製，惟有關租賃土地及樓宇須定期作出重新估值除外，進一步資料載列如下。

呈列及綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零二年十二月三十一日止年度之財務報表。年內已收購或出售之附屬公司之業績已分別自彼等之收購日期起或至出售日期止綜合於本集團之業績。本集團內公司之間所有重大交易及結餘均於綜合時對銷。

集團重組已於二零零一年十二月十五日完成，其中涉及受共同控制之公司。由於集團重組，故截至二零零一年十二月三十一日止年度之綜合財務報表乃以會計合併基準編製。根據此標準，本公司於各財政年度乃被視作其附屬公司之控股公司，而非自收購附屬公司之日起計。因此，本集團截至二零零一年十二月三十一日止年度之綜合業績，包括本公司及其附屬公司自二零零一年一月或其各自註冊成立／成立之日起計算之業績，以較短期間為準。

董事認為，按上述基準編製之綜合財務報表，能更公平反映本集團整體之業績及財務狀況。

附屬公司

附屬公司為本公司直接或間接控制其財務及經營政策，以從其業務獲取利益之公司。

本公司於附屬公司之權益以成本減任何減值虧損列賬。

關連人士

倘一方可直接或間接控制另一方或可對另一方之財務及營運決策發揮重大影響，或雙方均受到共同控制或共同重大影響，則雙方亦被視為有關連。關連人士可為個人或公司實體。

資產減值

於各結算日就是否有迹象顯示任何資產出現減值或是否有迹象顯示先前於往年確認作資產之減值虧損不再存在或已減少作出評估。倘有迹象顯示出現上述情況，則資產之可收回金額須予以估計。資產可收回金額乃按使用中之資產值或其銷售淨價兩者中之較高者計算。

4. 呈列基準及主要會計政策之概要(續)

資產減值(續)

減值虧損僅會於資產賬面值超過其可收回金額之情況下確認。當減值虧損乃根據該項重估資產之有關會計政策入賬時，則減值虧損乃於產生時自期內損益賬中扣除，惟資產乃按重估金額入賬則除外。

倘往年並無任何資產減值虧損予以確認，則先前已確認之減值虧損僅會於用作釐定資產之可收回金額之估計有所變動之情況下予以撥回，然而不會高於已釐定之賬面值之金額(已扣除任何折舊／攤銷)。

當減值虧損撥回乃根據重估資產之有關會計政策之賬時，則減值虧損撥回乃於產生時計入期內損益賬內，惟資產乃按重估金額入賬則除外。

固定資產及折舊

固定資產乃按成本減累計折舊及任何減值虧損入賬。資產之成本包括購買價及將資產達致運作狀況及地點作擬定用途之任何直接成本。固定資產投產後產生之支出(如維修保養費)一般於產生期間自損益賬扣除。倘有關支出明顯可提高運用該項固定資產預期獲得之未來經濟效益，則該項支出將撥充資本，作為該項資產之額外成本。

固定資產之價值變動乃以固定資產重估儲備之變動處理。倘此項儲備總額不足彌補個別資產之虧絀，則超逾虧絀之數額乃在損益賬中支銷。任何隨後之重估盈餘乃按之前支銷之虧絀而計入損益賬。出售重估資產時，就之前估值而變現之有關重估儲備部份將轉撥至保留溢利，作為儲備變動。

各項資產均按下列估計可使用年期以直線法計算折舊以撇銷成本值或估值：

樓宇	20年
廠房及機器	10年
傢俱、裝置及辦公室設備	5年
汽車	5年

出售或報廢固定資產時在損益賬內確認之收益或虧損，乃有關資產之銷售所得款項淨額與賬面值兩者之差額。

4. 呈列基準及主要會計政策之概要(續)

固定資產及折舊(續)

本集團所有固定資產於本公司股份在聯交所上市前以成本減累計折舊列賬。由於上市而以估值基準重估本集團若干固定資產所產生之財務影響及任何減值虧損為在固定資產重估儲備中確認以26,513,000港元之重估盈餘。有關重估本集團固定資產之會計政策變動詳情載於財務報表附註15。

在建工程以成本減任何減值虧損列賬,其中包括建築成本以及興建樓宇、廠房及機器以及其他固定資產所佔之其他直接成本。在建工程於資產完成及可投入使用前不會提撥折舊準備。

土地使用權

土地使用權以成本列賬,於有關工程竣工及可投入作其擬定用途之日起計按土地使用權之期限或公司經營期限(以較短者為準)以直線法攤銷。

研究及開發成本

研究成本於產生時列為開支。個別項目所產生之開發支出於其日後之可收回程度能合理地視為得到保證下結轉入賬。任何結轉之開支按有關項目之預期日後銷售期攤銷。

倘有關資產尚未投入使用或者出現顯示賬面值未必可收回之事件或變動,開發成本之賬面值每年進行減值回顧。

存貨

存貨按成本及可變現淨值兩者之較低者入賬。成本按加權平均基準計算,在製品及製成品之成本包括直接材料、直接工資及按適當比例計算之間接製造費用及/或加工費用(倘適用)。可變現淨值按預計售價減去預計完成及棄置所進一步產生之成本計算。

應收賬款

當全數款項不可能收回時,應收賬款(期限一般為30至90日)乃以原有發票額減呆賬撥備後確認及列賬。壞賬於產生時予以撇銷。

4. 呈列基準及主要會計政策之概要(續)

租賃資產

由出租人承受資產擁有權之絕大部分回報與風險之租賃均列為經營租賃。倘本集團為出租人，本集團根據經營租約而租賃之資產，乃於租賃期內以直線法在損益賬中支銷。倘本集團為承租人，根據經營租賃所應付之租金以直線法在租賃期間在損益賬中支銷。

收益確認

收益乃當經濟利益將會歸於　貴集團且能夠可靠計算時，按以下基準確認入賬：

－　銷售貨品及收益於擁有權之大部分風險及回報轉嫁予買方時確認入賬，惟　貴集團對所售貨品須不再具有一般與擁有權程度相當之管理權，亦無實際控制權；

－　利息收入按時間比例根據未償還本金額及實際適用息率計算入賬；及

－　服務收入於提供有關服務後入賬。

股息

董事建議之末期股息於資產負債表中資本及儲備項下列為可分派儲備之獨立分配，直至末期股息於股東大會上獲股東批准為止。倘該等股息獲股東通過及批准，則確認為負債。

由於本公司之組織章程大綱及細則授予董事宣派中期股息之權力，故中期股息乃同步建議及宣派。因此，中期股息於建議及宣派後即時確認為負債。

現金及現金等價物

就綜合現金流量表而言，現金及現金等價物包括手頭現金及活期存款以及可隨時轉換為已知金額現金之短期高變現能力之投資(有關投資所受價值變動之風險並不重大，一般於收購時起計三個月之短時間內到期)減去須於要求時還款及構成本集團現金管理之基本部份之銀行透支。

就資產負債表而言，現金指手頭現金及銀行現金，包括使用不受限制之定期存款。

4. 呈列基準及主要會計政策之概要（續）

遞延稅項

遞延稅項以負債法按稅務與財務申報兩者確認收支時產生之重大時差，就可能於可見將來作實之負債作出撥備。在可合理確定變現作實前，遞延稅項資產概不入賬。

外幣

外幣交易按交易日之適用滙率入賬。於結算日以外幣計算之貨幣資產及負債按該日之適用滙率換算。滙兑差額計入損益賬。

於合併賬目時，海外附屬公司以外幣作為貨幣單位之財務報表乃利用淨投資法換算為港元。海外附屬公司之損益賬乃按年內加權平均滙率換算為港元。海外附屬公司之資產負債表乃按結算日之滙率換算為港元。滙兑差額均計入外滙波動儲備。

借貸成本

直接涉及收購、興建及生產合資格資產（即需要一段時間準備始能作所擬定用途之資產）之借貸成本，乃作資本化為該等資產之成本一部份。當資產大致可作其擬定用途時，則不再將有關借貸成本資本化。

退休金計劃及成本

本集團根據強制性公積金計劃條例為所有香港僱員推行界定供款強制性公積金退休福利計劃（「強積金計劃」）。供款根據僱員基本薪金之百分比作出，最高為每月1,000港元，並於供款根據強積金計劃之規則成為應付款項時於損益賬中扣除。強制性公積金計劃之資產獨立於本集團之資產，並於獨立管理基金中持有。本集團僱主之供款於向強制性公積金計劃作出供款時歸屬於僱員，惟本集團之僱主自願供款乃根據強積金計劃之規則，於僱員可悉數獲取供款前離任時，退回本集團。

根據有關中國規條，由二零零零年七月一日起，萬利寶（廣州）家具有限公司（「萬利寶」）須參與由中國有關地區政府機關管理之僱員退休福利計劃，並須為其合資格僱員作出供款。萬利寶所承擔之供款乃按廣州市社會勞動保險管理局所公佈之廣州市每年平均薪金11%計算。

4. 呈列基準及主要會計政策之概要(續)

購股權計劃

所授出購股權之財務影響並未於本公司或本集團之資產負債表中記錄，直至購股權獲行使為止，且不會於損益賬或資產負債表中扣除之有關成本。購股權獲行使後，本公司將按股份面值記錄所因而發行之股份，作為額外股本，而本公司將就每股行使價超逾股份面值之數額記錄於股份溢價賬，於行使日期前註銷或失效之購股權，乃從尚未行使之購股權記錄冊中刪除，且對損益賬或資產負債表概無影響。

5. 分類資料

分類資料按會計實務準則第26號「分類報告」須以兩種分類方式呈列：(i)以主要分類報告方式，即對本集團而言以業務類別劃分；及(ii)以次要分類報告方式，即對本集團而言以地區劃分。

銷售家居傢具為本集團唯一主要業務，因此，並不提供其他業務分類資料。

於確定本集團之地區分類時，收益乃根據客戶所處地點歸類，資產則根據資產所在地歸類。本集團之營業額按客戶所處地點分析如下：

分類收益	二零零二年 千港元	二零零一年 千港元
中國之銷售	**204,465**	160,854
亞洲其他地區之銷售	**2,373**	3,372
澳洲之銷售	**–**	158
北美洲之銷售	**182**	286
歐洲之銷售	**–**	88
	207,020	164,758

其他分類資料	分類資產 二零零二年 千港元	分類資產 二零零一年 千港元	資本開支 二零零二年 千港元	資本開支 二零零一年 千港元
中國	**125,425**	86,905	**9,257**	6,874
香港	**69,168**	11,950	**27**	57
	194,593	98,855	**9,284**	6,931

6. 營業額及收益

營業額指年內出售貨品之發票淨值，發票淨值經扣除退貨及貿易折扣並經撇銷集團內公司間所有重大交易。

本集團之營業額及收益分析如下：

	二零零二年 千港元	二零零一年 千港元
營業額	**207,020**	164,758
利息收入	**629**	169
服務收入	**4,700**	–
其他	**607**	500
其他收益	**5,936**	669
收益	**212,956**	165,427

7. 經營業務溢利

本集團之經營業務溢利乃經扣除／(計入)以下各項得出：

	二零零二年 千港元	二零零一年 千港元
銷售成本	**133,847**	101,892
撇銷壞賬	**563**	–
滯銷存貨撥備	**–**	210
核數師酬金	**1,000**	350
自置資產折舊	**5,286**	4,016
出售固定資產虧損	**19**	238
研究及開發成本	**1,046**	195
有關樓宇之經營租約租金	**134**	156
員工成本(不包括董事酬金(附註8))		
工資及薪金	**13,826**	10,929
其他福利	**455**	501
退休金供款	**365**	188
減：已沒收供款	**–**	–
退休金供款淨額	**365**	188
	14,646	11,618
匯兌虧損淨額	**367**	–
利息收入	**(629)**	(169)
服務收入	**(4,700)**	–

本集團之經營業務溢利乃於中國銷售家居傢具所得。

8. 董事酬金

以下分析按上市規則及香港公司條例第161條披露年內本公司董事之酬金：

	集團	
	二零零二年	二零零一年
	千港元	千港元
袍金：		
執行董事	480	–
獨立非執行董事	320	–
	800	–
執行董事其他酬金：		
基本薪金、其他津貼及福利	6,496	9,281
退休金供款	–	–
獨立非執行董事其他酬金：		
基本薪金、其他津貼及福利	–	–
	6,496	9,281
	7,296	9,281

酬金介乎下列範圍之董事人數載列如下：

	董事人數	
	二零零二年	二零零一年
零至500,000港元	2	–
500,001港元至1,000,000港元	1	1
2,500,001港元至3,000,000港元	2	–
4,000,001港元至4,500,000港元	–	2
	5	3

年內，執行董事獲付或應收之酌情花紅為392,000港元（二零零一年：零）。年內並無任何董事放棄或同意放棄任何酬金（二零零一年：零）。此外，本集團亦無為了吸引董事加入本集團或於彼等加入本集團時或因補償離職而支付董事任何款項（二零零一年：零）。

年內，就董事向本集團提供服務而授予董事6,900,000份購股權，詳情載於第16至18頁董事會報告「購股權計劃」一段。

9. 五位最高薪人士

年內五位最高薪人士包括三位（二零零一年：三位）執行董事，酬金詳情載於上文。其餘兩位（二零零一年：兩位）最高薪人士並非董事，酬金介乎零至1,000,000港元，詳情如下：

	集團	
	二零零二年	二零零一年
	千港元	千港元
基本薪金、其他津貼及福利	**544**	172
退休金供款	**13**	–
	557	172

年內，五位最高薪人士獲付或應收之酌情花紅為415,000港元（二零零一年：零）。本集團並無為了吸引該五位最高薪人士加入本集團或於彼等加入本集團時或因補償離職而支付任何款項（二零零一年：零）。

年內，就其中一位非董事之最高薪人士向本集團提供服務而授予該人士400,000份購股權，詳情載於第16至18頁董事會報告「購股權計劃」一段。年內所授購股權之價值並無於損益表中扣除。

10. 融資成本

	集團	
	二零零二年	二零零一年
	千港元	千港元
須於一年內悉數償還之 銀行借款之利息	**82**	102

11. 稅項

	集團	
	二零零二年	二零零一年
	千港元	千港元
集團：		
香港	**–**	–
澳門	**3,470**	1,995
中國	**3,268**	3,143
年度稅項支出	**6,738**	5,138

由於本集團於年內並無在香港產生任何應課稅溢利，因此並無作出任何香港利得稅撥備。

從事傢具買賣之公司Umbrella Group Limited（「Umbrella」）及Coralview Limited（「Coralview」）於年內之澳門所得稅已經按其估計應課稅溢利以法定稅率15.75%計算。

根據中國所得稅法，本公司一家於中國廣州市成立之全資附屬公司萬利寶按優惠稅率24%繳納企業所得稅，並於首兩個獲利之經營年度免繳納中國企業所得稅，且於其後三年獲減免一半中國企業所得稅。由於萬利寶自一九九九年七月九日成立以來一直虧損，故於年內並無作出企業所得稅撥備。

Ridgecrest Limited（「Ridgecrest」）、Knollwood Limited（「Knollwood」）及Moffat Limited（「Moffat」）分別從事品質控制、設計及客戶服務。該等附屬公司各自因其於中國業務產生之估計應課稅溢利，已按於年內之中國企業所得稅率（現時為33%）作出稅項撥備。

由於本集團於二零零二年及二零零一年均無任何未撥備之重大遞延稅項負債，因此，本集團並無作出遞延稅項撥備。

12. 股東應佔日常業務純利

列於本公司截至二零零二年十二月三十一日止年度財務報表之股東應佔日常業務純利為約14,230,000港元（二零零一年：虧損淨額15,000港元）。

13. 股息

	集團	
	二零零二年	二零零一年
	千港元	千港元
特別股息（附註）	**10,000**	18,600
中期股息 — 每股普通股2.5港仙（二零零一年：零）	**5,750**	—
擬派末期股息—每股普通股8.0港仙（二零零一年：零）	**18,616**	—
	34,366	18,600

附註：附屬公司中意傢俬有限公司向於二零零二年四月二日名列本公司股東名冊之股東派發截至二零零二年十二月三十一日止年度特別股息。股息率及合資格獲得此項股息之股份數目並無呈列，因董事認為此項資料就此等財務報表而言意義不大。

本年度擬派之末期股息須獲本公司股東於應屆股東週年大會上批准。

14. 每股盈利

每股基本盈利乃根據年內股東應佔日常業務純利44,514,000港元（二零零一年：32,477,000港元）及普通股加權平均股數215,113,000股（二零零一年：189,750,000股）計算。

用以計算截至二零零一年十二月三十一日止年度綜合及備考合併之每股盈利之加權平均股數包括本公司備考已發行股本189,750,000股股份，分別為1,000,000股作為收購Chitaly BVI全部已發行股本之代價股份、本公司配發及發行予Chitaly BVI股東之1,000,000股繳足股份，以及經資本化發行之187,750,000股股份，詳情載於財務報表附註22。用以計算截至二零零二年十二月三十一日止年度綜合及備考合併之每股盈利之加權平均股數包括上述189,750,000股普通股以外於二零零二年五月十五日本公司股份在聯交所上市後之已發行加權平均股數 25,363,000股。

由於截至二零零二年及二零零一年十二月三十一日止年度內之購股權並無攤薄效應，故此並無該等年度之每股攤薄盈利。

15. 固定資產

集團

	租賃土地及樓宇	廠房及機器	傢具、裝置及辦公室設備	汽車	在建工程	合計
	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值						
年初	26,481	21,572	2,066	1,490	–	51,609
添置	2,140	6,524	157	435	28	9,284
重估盈餘(附註23)	26,513	–	–	–	–	26,513
轉移	1,166	(1,166)	–	–	–	–
出售	–	(20)	–	(302)	–	(322)
二零零二年十二月三十一日	56,300	26,910	2,223	1,623	28	87,084
累計折舊						
年初	2,223	2,882	688	497	–	6,290
年內撥備	2,006	2,520	441	319	–	5,286
出售	–	(2)	–	(152)	–	(154)
二零零二年十二月三十一日	4,229	5,400	1,129	664	–	11,422
賬面淨值:						
二零零二年十二月三十一日	52,071	21,510	1,094	959	28	75,662
二零零一年十二月三十一日	25,424	17,524	1,378	993	–	45,319

本集團之租賃土地及樓宇乃二零零二年二月二十八日經獨立專業估值師Castores Magi Surveyors Limited(「CMSL」)按公開市場及現有用途基準估值為51,000,000港元,由此產生之26,513,000港元盈餘(即重估數值高於租賃土地及樓宇當時賬面值之數額)已計入固定資產儲備(附註23)。董事根據CMSL之最新通知,認為租賃土地及樓宇之可收回數額與其於二零零二年十二月三十一日之賬面值並無重大差異。

倘本集團之租賃土地及樓宇按成本值減累計折舊入賬,則租賃土地及樓宇將以約24,051,000港元(二零零一年:24,250,000港元)計入財務報表。

16. 應收董事款項

按香港公司條例第161B條披露之應收董事款項，詳情如下：

應收董事款項

集團

姓名	**於二零零二年十二月三十一日之結餘 千港元**	年內未償還之最高款額 千港元	於二零零一年一月一日之結餘 千港元
謝錦鵬先生	–	1,840	1,840
林岱先生	–	3,068	3,068
林寧女士	–	1,986	1,986
	–		6,894

應收董事款項為無抵押、免息款項，已於二零零二年四月二日全數償還。

17. 存貨

	集團	
	二零零二年 千港元	二零零一年 千港元
原料	**4,207**	8,010
在製品	**6,570**	4,034
製成品	**12,654**	11,345
	23,431	23,389

於結算日並無存貨以變現淨值入賬(二零零一年：零)。

18. 應收賬款

本集團與客戶之貿易條款以賒賬為主，惟新客戶除外，新客戶一般需預先付款。賒賬期一般為30至90日。每名客戶均設有信貸上限。本集團嚴格控制未結清之應收賬款，高級管理層定期對過期欠款之結餘進行評估。

應收賬款之賬齡分析如下：

	集團	
	二零零二年	二零零一年
	千港元	千港元
結欠款項賬齡：		
30日內	**4,308**	5 742
31日至90日	**824**	147
91日至180日	**32**	54
181日至360日	**–**	–
一年以上	**–**	386
	5,164	6,329
減：呆賬撥備	**–**	(386)
總應收賬款淨額	**5,164**	5,943

19. 帶息銀行借款

	集團	
	二零零二年	二零零一年
	千港元	千港元
須於一年內全數償還之有抵押銀行貸款	**–**	3,738

於二零零一年十二月三十一日之一項為數人民幣4,000,000元（相等於3,738,000港元）之短期銀行貸款乃以位於中國廣州市增城之兩塊租賃土地抵押，年息為6.435%，已於二零零二年四月十五日償還。

20. 應付賬款

應付賬款之賬齡分析如下：

	集團	
	二零零二年	二零零一年
	千港元	千港元
結欠款項賬齡：		
30日內	**15,388**	9,223
31日至90日	**6,244**	9,826
91日至180日	**2**	548
181日至360日	**–**	–
一年以上	**50**	–
應付賬款總額	**21,684**	19,597

21. 於附屬公司之權益

	公司	
	二零零二年	二零零一年
	千港元	千港元
非上市股份，按成本值	**45,344**	–
附屬公司應付／應收款項	**29,962**	(113)
	75,306	(113)

附屬公司應付／應收款項為無抵押、免息，且無固定還款期。

21. 於附屬公司之權益（續）

以下詳列本公司於二零零二年十二月三十一日直接或間接持有之附屬公司：

公司名稱	註冊成立／註冊地點及營業（地點）	已發行及繳足股份面值／註冊資本	本公司所佔股權百分比		主要業務
			直接	間接	
Chitaly (BVI) Limited (「Chitaly BVI」)	英屬處女群島	普通股 2美元	100	–	投資控股
香港皇朝傢俬集團有限公司	香港	普通股 10,000港元	–	100	投資控股
中意傢俬有限公司	香港	普通股 10,000港元	–	100	投資控股及買賣傢具
Umbrella Group Limited	英屬處女群島／〔澳門〕	普通股 1美元	–	100	買賣傢具
Coralview Limited	英屬處女群島／〔澳門〕	普通股 1美元	–	100	買賣傢具
Ridgecrest Limited	英屬處女群島／〔中國〕	普通股 1美元	–	100	提供品質控制服務
Moffat Limited	英屬處女群島／〔中國〕	普通股 1美元	–	100	提供客戶服務
Knollwood Limited	英屬處女群島／〔中國〕	普通股 1美元	–	100	提供設計服務
萬利寶（廣州）家具有限公司	中國	實繳註冊資本 5,700,000美元	–	100	製造及買賣傢具

22. 已發行股本

股本

	二零零二年 千港元	二零零一年 千港元
法定：		
2,000,000,000股每股面值0.10港元之普通股 （二零零一年：2,000,000,000股每股面值0.10港元之普通股）	**200,000**	200,000
已發行及繳足：		
230,000,000股每股面值0.10港元之普通股 （二零零一年：2,000,000股每股面值0.10港元之未繳股款普通股）	**23,000**	—

以下為二零零一年十一月八日（成立日期）至二零零二年十二月三十一日期間本公司法定及已發行股本之變動：

(a) 於註冊成立時，本公司之法定股本為100,000港元，分為1,000,000股每股面值0.10港元之普通股。

(b) 於二零零一年十一月十三日，本公司按面值發行1,000,000股每股面值0.10港元之未繳股款普通股。

(c) 於二零零一年十二月十五日，本公司增設1,999,000,000股每股面值0.10港元之股份，將法定股本增至200,000,000港元。

(d) 根據載於本公司二零零二年五月二日招股章程之集團重組，i) 配發及發行以上(b) 點所述之1,000,000股每股面值0.10港元之已發行未繳股款普通股，入賬列作繳足；ii) 配發及發行1,000,000股每股面值0.10港元之新普通股，入賬列作繳足，作為本公司收購Chitaly BVI全部已發行股本之代價。

(e) 董事獲授權將本公司股份溢價賬中之進賬額18,775,000港元資本化，用作按面值繳足187,750,000股股份，繼而配發及發行予於二零零二年四月二十六日營業時間結束時名列本公司股東名冊之股東，基準為儘量在不涉及碎股下按當時彼等各自之持股比例配發。

22. 已發行股本（續）

(f) 於二零零二年五月十五日，透過以配售及公開發售方式之首次公開招股活動，按每股1.00港元之價格發行40,250,000股每股面值0.10港元之普通股，以換取現金總代價（扣除發行開支前）40,250,000港元。

	附註	股份數目	千港元
法定：			
於註冊成立時	(a)	1,000,000	100
增加法定股本	(c)	1,999,000,000	199,900
		2,000,000,000	200,000
已發行：			
為收購Chitaly BVI全部已發行股本而發行及配發每股面值0.10港元、入賬列作繳足之普通股	(d)	2,000,000	200
資本化發行	(e)	187,750,000	18,775
公開上市發行新股	(f)	40,250,000	4,025
於二零零二年十二月三十一日		230,000,000	23,000

購股權計劃

正如財務報表附註3以及該附註3「僱員福利」項下所說明，年內採用了會計實務準則第34號，因而有關本公司購股權計劃之詳盡披露現如下收錄於財務報表附註中。本公司設有一項購股權計劃（「計劃」），作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

根據計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目最多不得超過本公司已發行之有關類別證券（就此不包括計劃及本公司任何其他購股權計劃獲行使後所發行之股份）數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下，根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目，可經董事會增加，惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

22. 已發行股本(續)

購股權計劃(續)

倘於截至最近授出之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行或將予發行之股份總數超過本公司不時已發行股本之1%，則不得授予該人士任何購股權。

購股權可按計劃之條款於購股權限期內(由授出之日後計不超過十年)隨時行使。購股權限期經由董事會釐定及通知個承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標，但董事會保有酌情權，可於若干表現指標達到時加快定期購股權之歸屬。

以下為年內可認購本公司股份之購股權在數目上之變動：

董事姓名	年初	年內授出	年終	授出購股權日期	每股行使價(港元)	行使期	授出購股權當日本公司股價(港元)
謝錦鵾	–	2,300,000	2,300,000	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
林岱	–	2,300,000	2,300,000	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
林寧	–	2,300,000	2,300,000	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
高級管理層其中一位成員及僱員	–	400,000	400,000	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
合計	–	7,300,000	7,300,000				

年內並無任何購股權獲行使、失效和被註銷。

於結算日，本公司共有尚未行使之購股權7,300,000份。就本公司現時之股本架構而言，倘餘下之購股權獲全數行使後，本公司須增發7,300,000股每股面值0.10港元之普通股，而扣除相關之股份發行開支前之所得款項約為5,329,000港元。

於結算日後，其中一位董事及另一位僱員分別獲授之合共2,700,000份購股權，於二零零三年一月十三日按行使價每股0.73港元予以行使。

23. 儲備

集團

	股份溢價賬 (附註(a)) 千港元	外匯波動儲備 千港元	租賃土地及樓宇重估儲備 千港元	保留溢利 千港元	合計 千港元
於二零零一年一月一日	—	—	—	31,453	31,453
年度純利	—	—	—	32,477	32,477
股息	—	—	—	(18,600)	(18,600)
於二零零二年一月一日	—	—	—	45,330	45,330
股份溢價資本化以發行股份（見附註22)	(18,775)	—	—	—	(18,775)
透過首次公開招股發行股份	36,225	—	—	—	36,225
股份發行開支	(8,402)	—	—	—	(8,402)
重估盈餘	—	—	26,513	—	26,513
綜合一家附屬公司所產生之匯兌差額	—	367	—	—	367
年度純利	—	—	—	44,514	44,514
特別股息	—	—	—	(10,000)	(10,000)
中期股息	—	—	—	(5,750)	(5,750)
擬派末期股息	—	—	—	(18,616)	(18,616)
於二零零二年十二月三十一日	9,048	367	26,513	55,478	91,406

23. 儲備(續)

公司

	股份溢價賬 (附註(a)) 千港元	繳入盈餘 (附註(b)) 千港元	累計虧損 千港元	合計 千港元
於二零零一年一月一日	—	—	—	—
年度虧損淨額	—	—	(15)	(15)
於二零零二年一月一日	—	—	(15)	(15)
股份溢價資本化以發行股份(附註22)	(18,775)	—	—	(18,775)
透過公開招股發行股份	36,225	—	—	36,225
股份發行開支	(8,402)	—	—	(8,402)
因收購Chitaly BVI及其附屬公司而產生(見附註22)	—	45,144	—	45,144
年度純利	—	—	14,230	14,230
特別股息	—	—	(10,000)	(10,000)
中期股息	—	—	(5,750)	(5,750)
擬派末期股息	—	—	(18,616)	(18,616)
於二零零二年十二月三十一日	9,048	45,144	(20,151)	34,041

附註：

(a) 根據開曼群島公司法(二零零一年第二次修訂本)，股份溢價及繳入盈餘可供分派予本公司股東，惟於緊隨建議派發股息當日後，本公司須有能力償還日常業務過程中到期支付之債務。

(b) 本公司之繳入盈餘指根據集團重組所收購之附屬公司當時之合併資產淨值高於本公司為作交換所發行股份之面值之差額。

24. 綜合現金流量表附註

現金及現金等價物

包括在現金流量表之現金及現金等價物由以下之資產負債表數額所組成：

	集團	
	二零零二年	二零零一年
	千港元	千港元
手頭現金及銀行結餘	**87,838**	11,766

25. 承擔

(a) 資本承擔

	集團	
	二零零二年	二零零一年
	千港元	千港元
資本承擔：		
就以下項目已訂約但未撥備		
一 樓宇建設	**839**	—

(b) 經營租賃承擔

本集團根據經營租約租賃其若干寫字樓。寫字樓商議之租期為三年。

於結算日，本集團根據不可撤銷經營租約於日後須支付之最低租金於以下時間到期支付：

	集團	
	二零零二年	二零零一年
	千港元	千港元
一年內	**290**	179
第二至第五年(包括首尾兩年)	**320**	—
	610	179

26. 或然負債

於二零零二年十二月三十一日，本集團及本公司並無任何重大或然負債。

27. 結算日後事項

a) 其中一位董事及一位僱員分別獲授之合共2,700,000份購股權，於二零零三年一月十三日按行使價每股0.73港元予以行使。本公司於此等購股權獲行使後增發2,700,000股股份，而扣除相關開支前之所得現金款額約為1,971,000港元。

b) 根據二零零三年三月二十六日之買賣協議，Crisana International Inc.及Silver Wave Holdings Limited（均為本公司之控股股東）按股價1.05港元分別向基金經理惠理基金管理公司（於英屬處女群島註冊成立之有限公司）及獨立於本公司之李嘉強先生出售4,000,000股及1,000,000股現有股份。此等銷售股份相當於本公司現有已發行股本約4.3%。

28. 關連人士交易

於截至二零零二年十二月三十一日止年度期間，本集團與關連人士並無任何重大交易。

29. 比較數額

正如財務報表附註3所詳細說明，由於本年內採用新增訂及經修訂之會計實務準則，財務報表及若干補充附註之呈列方式已予修改，以符合新規定之要求。因此，若干比較數額已予重列，以配合本年度之呈列方式。

30. 通過財務報表

財務報表於二零零三年四月二十八日經董事會通過及授權刊發。